                                                                    Exhibit 99.1
                                                                    ------------

(front cover)

ANNUAL REPORT 2000


REVOLUTIONARY CHANGE
LEADING THE REVOLUTION IN WIRELESS WORKFORCE MANAGEMENT

(Front cover features photographs of Albert Einstein, Thomas Edison and Marie Curie, as well as the ViryaNet company logo.)


(inside cover)

Field Service Workforce Management:
Ready for a Revolution

Revolutionaries reject the established rules and seize a new world order to effect change and improvement. Revolutionaries possess a vision for the future, the qualities to realize that vision, and the unbending desire to take hold of it.

(Photographs of woman working at desk and woman using a personal digital assistant device.)

(Photograph of Martin Luther King, Jr. with the caption: "Martin Luther King, Jr. (1929 - 1968) Leader of the civil rights movement and the youngest Nobel Peace Prize laureate, Dr. King devoted his life to the fight for freedom.")

(Chart of Quarterly Revenue Growth from the first quarter of 1999 through the fourth quarter of 2000.)

(Chart of Revenue Comparison between 1999 and 2000.)

Today's field service organizations are expected to efficiently deliver high-quality care to a demanding customer base --within an extremely competitive environment -- while simultaneously contributing to their companies' revenue goals.

This is challenging in an age when most field engineers still rely on receiving stacks of paper-based work orders, technicians have limited views of entitlements and inventory, managers are unable to identify bottlenecks, and customers are left for days on end wondering when service will be rendered.

In 2000, ViryaNet introduced Service Hub, an innovative technology that capitalizes on the power and flexibility of the wireless Internet and fundamentally changes the way an organization delivers service, manages its workforce, and unites its people, processes and information.

In 2000, ViryaNet demonstrated the vision and commitment necessary to lead a revolution in field service. ViryaNet's goal is to continue this leadership role into the coming decades.

NO SECTOR IS MORE READY FOR A REVOLUTION THAN FIELD SERVICE, AND VIRYANET IS LEADING THE REVOLUTION.

Milestones 2000

February 15   Formed strategic alliance with Omron Alphatec
March 7       Implemented Service Suite at Data General
March 15      Launched Service Hub

VIRYANET 2000:
LEADING THE REVOLUTION

To Our Shareholders:

The year 2000 was one of remarkable success for ViryaNet. In twelve months, we accomplished what other companies take years to achieve. Using tenacious focus, we transformed our corporate identity and branding, developed award-winning technology, transitioned our business model to offer packaged solutions, developed world-class distribution channels, deeply penetrated the telecommunications market, and conducted a successful initial public offering. All in one year.

(Photographs of Samuel I. HaCohen, Chairman of the Board, and Winfried A Burke, Chief Executive Officer and President.)

(Photograph of Guglielmo Marconi with the caption:  "Guglielmo Marconi (1874 -
1937) The "Father of Radio", Marconi invented wirless telegraphy (or radio) and was acclaimed for receiving signals across the Atlantic in 1901.")


A NEW IDENTITY:
To Reflect Our New Vision
-------------------------

In April 2000, we changed our company name -- from RTS Software to ViryaNet. This change indicated our new leadership position in the offering of Internet-based wireless workforce management solutions, a new vision, and a new way of conducting business.

The name ViryaNet finds its roots in the Sanskrit word Virya -- meaning "vigor", "life force", and "bravery".

As a new company with a new vision -- a new name -- and a new solution for wireless workforce management, we undertook aggressive marketing campaigns throughout the year to promote our visibility and thought leadership. And it worked.

SERVICE HUB:
Award-Winning Solution
----------------------

Many companies reinvent themselves by taking an old technology and putting a fresh face on it. At ViryaNet, we built -- from the ground up -- an Internet solution that enables organizations to transition their existing systems and processes to the Web, automate the activities of their workforces with wireless devices, and unite their entire service communities.

Released in March 2000, Service Hub won the "Best of Show" award at the Field Service Solutions 2000 industry conference. Service Hub continues to receive accolades from the media, analysts, and customers around the world.

SERVICE TO LICENSE:
Improving the Ratio
-------------------

ViryaNet entered 2000 with a predominant portion of its revenue originating from professional services. With the introduction of Service Hub in March 2000 -- and the product's unqualified industry reception -- we now realize over 60% of our revenue from license sales, resulting in higher margins -- a trend that increased each quarter throughout the year 2000.


PARTNERSHIPS:
Together We Succeed
-------------------

During the year, we formed strategic alliances with world-class system integration, consulting, and reseller organizations, leveraging their industry presence and complementing our own direct sales channel.

Today, organizations such as Cap Gemini Ernst & Young, Akili, CTG, Omron Alphatec as well as product companies, including ClickSoftware, contribute to over 40% of our annual license revenue. Our strategy, clear and simple, is to use the market identity and expertise of our partners to advance our position.

                                                             continued on page 6

Milestones 2000

April 15   Changed Name to ViryaNet
April 20   Formed Strategic Alliance with Cap Gemini Ernst & Young
May 2      Provided solution to Symbol Technologies

VIRYANET 2000:  LEADING THE REVOLUTION

(Photograph of Field Service Solutions 2000 Best of Show Field Force Automation Award.)

(Photograph of Amelia Earhart with the caption: "Amelia Earhart (1897 - 1937) Her famous solo flight across the Atlantic showed the world that aviation is a science that cannot be limited to men.")

Industry Penetration and Dominance:  One Pin at a Time

For ViryaNet, the year 2000 also meant targeting, penetrating, and being independently acclaimed as the solution of choice for the telecommunications industry. This was a strategy with a purpose: dominate one industry and then move on to the next.

Organizations such as ITC DeltaCom, BGE HOME, Everest Connections, and Citizens Communications chose Service Hub to transition their existing service businesses to the Web and empower their workforces with wireless technology.

Cap Gemini Ernst & Young (CGE&Y) selected Service Hub as the "Workforce Management Solution of Choice" for the telecommunications industry. CGE&Y demonstrates Service Hub in their Centers of Excellence across the United States and in Europe.

In addition, throughout the year, ViryaNet deepened its presence in the high technology and industrial automation industries.

IPO:  Expand, Penetrate, Dominate

A notable event was ViryaNet's initial public offering in September 2000. We raised significant funding for international expansion, sales and marketing channel advancement, investment in research and development, and general corporate purposes. The proceeds of our IPO have afforded us with sufficient working capital to carry us through to profitability and positive cash flow.

THE FUTURE:  Continuing the Momentum

Our future is both exciting and promising. We approach 2001 with enthusiasm and innovation. The field service market represents the next frontier for automation, and Service Hub will fulfill the need.

In 2001, we will deepen relationships with current customers, pursue new business with additional customers in our existing market space, and explore new vertical markets.

Our success is due, in great measure, to the outstanding work and contributions of our employees and the continued support of our customers, partners, and shareholders.

Thank you all for your dedication and support.

Sincerely,

/s/ Samuel I. HaCohen
Samuel I. HaCohen
Chairman of the Board

/s/ Winfried A. Burke
Winfried A. Burke
Chief Executive Officer and President

Milestones 2000

May 3   Formed alliance with MetaSolv Software
May 9   Hosted US Department of Commerce UnderSecretary for Technology
May 23  Partnered with Akili

SERVICE HUB:
Revolutionary Solution

"There are 7 to 10 million field-service technicians working in the United States, providing on-the-spot repairs of everything from computer servers to washing machines. They roam the highways in red vans and white trucks, with piles of equipment bouncing behind them, as they wait for the next report of a cranky X-ray machine or a broken elevator. Few things are more frustrating, however, than a field-service technician who can't find the right part, doesn't know why you have called for help, or whether a particular repair is still under warranty."

JIM BODOR, WORCESTER TELEGRAM & GAZETTE
Reprinted with permission of the Worcester Telegram & Gazette

(Photograph montage of a personal digital assistant device and two men working on a portable computer.)

(Photograph of Charles Darwin with the caption: "Charles Darwin (1809 - 1882) He was the discoverer of natural selection and the first thinker to gain widespread acceptance among nineteenth century biologists on the theory of evolution.")

Service Hub signals an end to inefficient, paper-based practices; puts real-time information in the hands of an organization's service providers; and leverages the power of wireless Internet technologies to fundamentally change how organizations deliver field service.

For the first time -- thanks to Service Hub's revolutionary technology -- organizations can use their field service offerings as a competitive advantage. Companies using Service Hub can coordinate information on the availability of parts, people, and schedules and provide better service, faster, with less expense and less waste.

SERVICE HUB:
Leveraging the Internet and Wireless Devices
--------------------------------------------

Combining the power of the Internet, the freedom of wireless technologies, and advanced functionality, Service Hub unites an organization's legacy service applications while enabling the collaborative efforts of all members of its service community.

The benefits are proven. Service Hub ensures that:

 . The right person,
 . Arrives at the right place,
 . At the right time,
 . With the right parts,
 . And the right information.

Clients using Service Hub can now efficiently:

 . Optimize request logging, dispatching, and scheduling
 . Increase awareness of service level entitlements
 . Connect field service engineers with real-time inventory and parts data . Analyze and refine service staff performance
 . Unite isolated legacy data and applications

SERVICE HUB:
Uniting the Service Community

Service Hub is an award-winning platform that unites an organization's service applications and allows its entire service community -- customers, operations managers, field engineers, suppliers, and subcontractors -- to conduct work and share information.

As the ViryaNet application platform, Service Hub supports a robust suite of ViryaNet solutions that improve an organization's service delivery and enhance its revenue opportunities.

For organizations interested in leveraging wireless technologies to streamline the management of a distributed workforce, ViryaNet offers Service Hub for Wireless Workforce Management.

SERVICE HUB:
Automating Wireless Workforce Management
----------------------------------------

Service Hub for Wireless Workforce Management accommodates the full range of workforce activities, from the receipt of the service request and deployment and monitoring of field staff, to the collection of vital service data and closing of the work order.


SERVICE HUB:
Committing to Open Standards
----------------------------

Service Hub complies with applicable industry standards, and was built using the latest mainstream tools. Service Hub supports traditional desktops, Web browsers, WAP phones, and PDAs.

Service Hub includes pre-configured business processes for an array of standard, cross-industry workforce management business scenarios. Service Hub also provides customers with workflow monitoring and editing tools, allowing them to create and modify the processes that drive the success of their organizations.

Milestones 2000

May 30    Installed Service Hub at Teraoka Seiko
June 1    Chosen by ITC DeltaCom
June 5    Partnered with Symbol

ViryaNet OEM partners are:
SHINING STARS

"A MAJOR REDESIGN OF ITS FIELD SERVICE MANAGEMENT SOFTWARE AND A COMPLETE OVERHAUL OF ITS CORPORATE IDENTITY WERE NOT ENOUGH TO FILL THE 2000 CALENDAR FOR VIRYANET. THE COMPANY, WHICH CHANGED ITS NAME FROM RTS SOFTWARE IN MARCH IN CONJUNCTION WITH THE ANNOUNCEMENT THAT ITS FIELD SERVICE APPLICATION HAD BEEN RE-WRITTEN FOR THE INTERNET PLATFORM, IS NOW INTEGRATING MORE NEW TECHNOLOGY."

BOB PAVLIK, CONTRIBUTING EDITOR,  IT Support News, Vol. 20, No. 9

(Photograph montage of man working at desk and car under assembly.)

(Photograph of Nelson Mandela with the caption: "Nelson Mandela (1918 - ) The first democratically elected State President of South Africa and Nobel Peace Prize winner, Mandela is dedicated to the fight for democracy, equality, and learning.")

(Photograph of Mike Fabiaschi, Chairman and CEO of Xelus.)

AMR Research calls Xelus, Inc. "the service parts inventory and demand planning leader," with a customer base of Fortune 1000 companies "that other vendors dream of." (AMR Research Alert on Supply Chain Management, June 6, 2000). Xelus solutions have created billions of dollars in value for its clients, helping them to simultaneously reduce their inventory costs and increase their service levels and customer satisfaction.

Xelus recognizes that service encompasses an entire range of activities in both planning and execution -- workforce and records management, parts sourcing and procurement, inventory optimization and distribution, forward and reverse logistics, and Web-enabled commerce and collaboration. Service has become enterprise service, and managing it successfully requires a new generation of enterprise service management (ESM) solutions.

"We are pleased to partner with ViryaNet as we create this complete ESM solution," stated Mike Fabiaschi, Chairman and CEO, at Xelus. "ViryaNet technology will become a key component in Xelus' ESM solution, providing an integrated suite that lets customers optimize both the parts and workforce aspects of their service enterprise. We chose ViryaNet because their expertise in service and workforce management execution is a perfect complement to our expertise in planning. And their passion about the service enterprise matches our own. Together we are poised for growth as more global corporations realize the value of service and the need for ESM solutions."

Milestones 2000

June 28       Integrated Service Hub with Avantgo's Mobile Infrastructure
              Software
September 19  Completed IPO
October 23    Honored with "Best of Show" at Field Service Solutions 2000

ViryaNet customers are:
GLOBAL LEADERS

"With ViryaNet's expertise in wireless Internet solutions, we plan to expand our services and deploy mobile and Web-based solutions that will increase our company's offerings, allowing us to remain at the forefront in this highly competitive mobile age."

Hajime Fujii, General Manager of Customer Support and Services, Omron Alphatec

(Photograph montage of woman working behind counter and of weight measurement screen.)

(Photograph of Mother Theresa with the caption: "Mother Theresa (1910 - 1997) Beloved humanitarian who is known throughout the world for her charity towards the poor, dying, crippled, and mentally ill.")

(Photograph of Kazuharu Teraoka, President, Teraoka Seiko.)

Founded in 1934, Teraoka Seiko Company of Japan is the world's largest manufacturer of electronic weighing scales. Over 200 field engineers in 40 centers actively servicing 80,000 pieces of equipment have made Teraoka Seiko's DIGI brand synonymous with quality and a leading technology in the weighing industry.

With the goal of increasing service revenue, improving productivity levels, enhancing customer satisfaction, and strengthening the efficiency of replacement orders, Mr. Kazuharu Teraoka, President, Teraoka Seiko, turned to ViryaNet's Service Hub to fundamentally change his service business and bring together all of the constituents in his service community.

"With ViryaNet's Service Hub, we have the requisite solutions to unite our vast number of field service personnel on the Internet and position Teraoka Seiko's service business as a profitable entity," stated Teraoka.

"Teraoka Seiko is an organization that prides itself on developing quality products and providing exceptional customer support. Service Hub enables us to capitalize on the efficiencies offered by the Internet -- and position our company as the world leader."

Milestones 2000

October 26  Selected by BGE HOME
November 1  Named Win Burke President and COO
November 8  Provided Solution to Everest Connections

ViryaNet customers are:
     INDUSTRY VISIONARIES

"Field service software has undergone a transformation in the past few years . . . Now, software leveraging wireless communications, WAP, XML, and other technologies is giving field Technicians the ability to access customer histories, check replacement parts availability, order parts, generate invoices, and bill customers on site."

BRIAN ALBRIGHT, Frontline Solutions, March 2001

(Photograph of woman working at a computer.)

(Photograph of Mohandas K. Gandhi with caption:  "Mohandas K. Gandhi (1869 -
1948) An inspiration to generations of India's patriots, he sparked off a revolution that changed the face of Africa and Asia.")

(Photograph of Kevin Anderson, President, UtiliCorp Communication Services.)

Everest Connections Corporation is a fast-growing and technically innovative telecommunications company that provides cable television, phone, and high-speed Internet services to customers in the mid-continent over fiber-optic-rich networks. Everest is majority owned by Kansas City-based UtiliCorp Communications Services, a UtiliCorp United (NYSE:UCU) company.

"Our early market success is proof positive that consumers have an appetite for the quality, speed, and convenience afforded by broadband technology," said Kevin Anderson, President, UtiliCorp Communication Services.

"With the expansion of our network comes the expansion of our consumer base. ViryaNet's Service Hub will help us provide the first-class customer service that is expected of a top telecommunications service provider. Service Hub's wireless, real-time capability is the key to managing our growing workforce."


Milestones 2000

November 21  Applied for provisional patent
December 19  Partnered with ClickSoftware

VIRYANET CUSTOMERS ARE:
     Award-Winning Companies

"Business now needs consumers . . . and any smart company is going to rise to the occasion. Symbol Technologies and ViryaNet are just such rising companies .. . . Sounds like the revolution will truly benefit the masses."

MICHELLE MAISTO, Field Force Automation, November 2000

(Photograph of woman working at computer.)

(Photograph of Golda Meir with the caption: "Golda Meir (1898 - 1978) A strong protector and promoter of the Jewish people, she was elected to Israel's first parliament, served as the Israeli Foreign Minister, and was Israel's fourth Prime Minister.")

(Photograph of Mike Fusco, Vice President of Services, Symbol Technologies.)

Symbol Technologies knows what it means to lead a revolution in its field.

As the winner of the 2000 National Medal of Technology, Symbol makes, supports, and repairs high-tech products, including handheld computers, wireless communications networks for voice and data, and handheld laser barcode scanners for such industries as retail, transportation, manufacturing, parcel delivery, healthcare, education, and hospitality.

According to Mike Fusco, Vice President of Services, Symbol Technologies, "The thing we've learned in the last year or two is that the customer is becoming much more demanding about having real-time information. Our older systems tended to be full of black holes from our customers' visibility viewpoint, so they'd ask for service and repair...and we would do it -- but they wouldn't know how it went, when it was coming back, or what was repaired until they got their unit back."

"That's what caused us to invest in ViryaNet's Service Hub. With Service Hub, mobile users such as field service engineers can respond and interact more quickly and efficiently with other members of the service community. Field engineers have the timely, accurate information they need to accept calls, resolve customer issues, order parts, and report the details of the call. The end result is higher customer satisfaction, more accurate billing, and better overall productivity."

VIRYANET CUSTOMERS ARE:
     Fierce Competitors

"ViryaNet is a field service vendor with a plan . . . .ViryaNet is setting fair goals and defining a specific strategy to meet them . . . strong functionality and pinpoint strategy will allow this field service vendor to continue to succeed."

Source: Lindsey Higgs, AMR Research Alert on Customer Management for December 5, 2000

(Photograph montage of man working at computer and man servicing computer.)

(Photograph of Galileo Galilei with the caption: "Galileo Galilei (1564 - 1642) He built a telescope for celestial observation and made his most spectacular discovery - the satellites of Jupiter.")

(Photograph of Craig Russey, CEO, Viasource.)

Viasource is a leading broadband technology deployment organization that provides video, voice and data fulfillment, and long-term support infrastructure to many of the nation's leading broadband providers. Viasource is well positioned to solve the last-mile bottleneck and first-to-market goals of communication providers. Viasource has approximately 3,500 employees, connecting digital converters, network interface units, high-speed modems, Ethernet switches, routers and d-slams, allowing end-users access to streaming voice, video, and data through today's most sophisticated broadband technologies. Viasource's corporate headquarters is located in Ft. Lauderdale, Florida, and it serves clients through more than 180 offices throughout the United States.

"Getting connected is what it's all about. With the demand for broadband services rapidly increasing, our clients rely on Viasource more and more to provide solutions to ensure their customers get connected and stay connected. Faster deployment times, customer education, on-time arrival, and technical expertise are all part of delivering the best customer experience. After all, our technicians are often the only people who visit face-to-face with the end-users. It's all about loyalty and the lasting value of that initial experience," said Craig Russey, CEO, Viasource.


"Our strategy has always been to have the best equipped and trained technicians able to do everything from installation to customer training. Automating the complete workflow process through the use of wireless data devices that constantly connect our technicians to our support environment will allow them to deliver the best possible customer experience in the most efficient and cost-effective manner," added Russey. "When we looked for a supplier of a suitable workflow automation system, strength of product and our desire for an integral `partner' were critical. We evaluated numerous products, and found that Service Hub is capable of meeting all of our requirements. We were also impressed with ViryaNet's extensive knowledge of our industry."

VIRYANET PARTNERS ARE:
     World-Class Organizations

"At this point, everyone understands the terms "eCommerce" and "eMarketing", but what about "eService"? Unlike some of the other "e" terms out there, "eService" means more than just the ability to offer business process over the Web via enabling technology."

E. Sandra Simpson, CUSTOMER Support Management, October 2000

(Photograph of men and women working at a computer.)

(Photograph of Amerigo Vespucci with the caption:  "Amerigo Vespucci (1454 -
1512) The namesake of North and South America, he was the first to recognize that the "New World" was not part of Asia.")

(Photograph of Greg Douglass, Vice President, OSS Service Line, Cap Gemini Ernst & Young LLC.)

As a worldwide leader in providing professional services and consulting, Cap Gemini Ernst & Young features ViryaNet's Service Hub solution in its suite of best-of-breed operational support systems (OSS) solutions for the telecommunications industry.


The integration of ViryaNet's Service Hub with Cap Gemini Ernst & Young's global OSS model helps organizations improve productivity, customer satisfaction, and profitability. Additionally, as a ViryaNet systems integration partner, Cap Gemini Ernst & Young collaborates with ViryaNet to deliver consulting services to suit the specific needs of each service provider.

"The telecommunications industry is just beginning to realize the dramatic benefits and competitive advantages of integrating all of the constituents in the telecommunications service community," stated Greg Douglass, Vice President, OSS Service Line, Cap Gemini Ernst & Young LLC.

"ViryaNet's Service Hub is the leading solution to enable field service organizations to conduct business collaboratively with their vendors, partners, and customers -- over the Internet. Service Hub offers flexibility, functionality, and scalability. With Service Hub, we can help our customers rapidly transition their legacy service applications to an eService model or simply launch their organization with immediate eService capabilities."

(Photograph of Dr. Sally Ride with the caption "Dr. Sally Ride (1951-) In 1983, she became the first American woman in space and has since accumulated over 343 hours of space flight.")

FINANCIAL REVIEW

Index

22
Management's Discussion and Analysis

30
Report of Independent Auditors

31
Consolidated Balance Sheets

32
Consolidated Statements of Operations

33
Statements of Changes in Shareholders' Equity (Deficiency)

37
Consolidated Statements of Cash Flows

39
Notes to Consolidated Financial Statements

53
Board of Directors

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Please read the following discussion and analysis in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion contains certain forward-looking statements that involve known and unknown risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. See "Factors That May Affect Future Results".

OVERVIEW

We develop, market and support wireless workforce management solutions for field service communities. These solutions enable field service organizations to schedule and dispatch field service personnel efficiently; capture and record logistics and labor activity; and monitor, report, and measure this activity meeting an organization's installation, preventative maintenance, and break-fix obligations. Our wireless workforce management solution supports wireless devices over standard wireless networks.

We were founded in 1988. Through 1997, we generated revenue primarily from the sale of customized systems for customer service and product support and related services, and invested relatively few resources in developing software products. In the first quarter of 1997, we began to develop standardized service delivery chain management software. During 1997 and 1998, we intensified our research and development activities and, in the second quarter of 1998, we commercially released our service delivery chain management product, Service Suite. Concurrently with the release, we began to build our direct sales force and expand our marketing activities. In the fourth quarter of 1999, we introduced our initial internet-based product, ViryaNet Service Hub.

WHERE WE DERIVE OUR REVENUES

We derive revenues from licenses of our software products and from related services, which include implementation, consulting, customer customization and integration, post-contract customer support and training. Our products are typically licensed directly to customers for a perpetual term. Before the first quarter of 2000, all of our license revenues were derived from licenses of Service Suite products. In the first quarter of 2000, we also started to recognize revenues relating to licenses and implementation of ViryaNet Service Hub. We bill customers according to contract terms. Amounts collected from customers in excess of revenues recognized are recorded as deferred revenue.

HOW WE RECOGNIZE REVENUE

We recognize license and services revenues on contracts involving significant implementation or customization by us using the percentage-of-completion method. We classify revenue from these arrangements as license and service revenues based on the estimated fair value of each element. Provision for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated. License revenues on contracts that do not involve significant implementation or customization by us are recognized, under Statement of Position No. 97-2, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, collection is probable and delivery has occurred. Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor-specific objective evidence of the relative fair values of each element in the arrangement. Our vendor-specific objective evidence used to allocate the sales price to professional services and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method according to SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, for certain transactions. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence of the fair values of all the undelivered elements, (2) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element.

Service revenues from professional services and training are recognized as these services are performed. Service revenues from post-contract maintenance services are recognized pro-rata over the contractual support term, generally one year.

Effective January 1, 2000, we adopted the new guidelines on revenue recognition as described in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statement" of the Securities and Exchange Commission (the "SEC") in December 1999. This adoption did not have a significant effect on our consolidated results of operations or financial position.

HOW WE SELL OUR PRODUCTS

We sell our products through our direct sales force, and expand our sales efforts through relationships with system integrators and vendors of complementary products. Our revenues are derived from customers in the United States, United Kingdom, Japan, and Israel. We price our products based on the market conditions in each jurisdiction where we operate.

A significant portion of our revenues has been derived from a small number of relatively large companies. For the years 1998, 1999, and 2000 respectively, we derived 55%, 55% and 9% of our revenues from two customers, Sun Microsystems and GE Medical, who are shareholders or warrant holders. In 1999, 71% of our revenues were derived from four clients, including Sun Microsystems and GE Medical, and no one customer accounted for more than 33% of our revenues. In 2000, two customers each accounted for approximately 11% of our revenue and represented an aggregate of 23% of our total revenues. We do not expect that these customers will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We expect this portion to decrease as a percentage of our total revenues.

OUR REPORTING CURRENCY

Our reporting currency is the United States dollar. Transactions and balances of subsidiaries whose functional currency is not the dollar have been translated to dollars under the principles described in Financial Accounting Standards Board Statement No. 52. Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at average exchange rates. As the exchange gains and losses arising from these translations are immaterial, they are recorded as financial expenses.

STOCK-BASED COMPENSATION

Through December 31, 2000, we have recorded unearned stock compensation related to stock option grants to our employees and consultants totaling $2.8 million, of which $0.6 million remains to be amortized through 2005. This amount represents the difference between the exercise price and the estimated fair value of our ordinary shares on the date these stock options were granted. This amount is included as a component of shareholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Accounting Principles Board Opinion No. 25 and Statement of Financial Accounting Standards No. 123 and EITF 96-18. We recorded amortization of unearned stock compensation of $250,000, $798,000 and $1,104,000 in 1998, 1999, and 2000, respectively. The amortization of stock compensation is classified as a separate component of operating expenses in our consolidated statement of operations.

INITIAL PUBLIC OFFERING AND PRIVATE PLACEMENTS

In September 2000, we completed our initial public offering. In this offering, we raised gross proceeds of $32 million, issuing 4 million ordinary shares at a price of $8 per share.

In February and March 2000, some of our shareholders loaned us an aggregate of $5.0 million. These convertible loans converted into the convertible debentures issued in

April 2000 as described below. These shareholders were also issued warrants to purchase up to an aggregate of 124,999 ordinary shares at an exercise price of $4.56 per share. The warrants, which may be exercised until the earlier of five years from the date of issuance, a merger of ViryaNet, or the sale of all or substantially all of our shares or assets were valued at $505,000. In April 2000, we issued convertible debentures to three additional investors in an aggregate amount of $11.0 million.

All of the convertible debentures bore annual interest at the London interbank offered rate plus 2%. On the date of our initial public offering, all of the convertible debentures, including unpaid interest, were automatically converted into 3,343,885 ordinary shares reflecting a conversion price of $4.80 per share, a discount of 40% of the price per share of the initial public offering. In September 2000, we recorded a one-time financing expense of approximately $16.6 million.

OPERATING RESULTS
The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:


                                                   Year Ended December 31,
                                              ----------------------------------
                                                1998          1999         2000
                                              ------       -------       ------

Revenues:
 Software licenses.....................         13.3%         27.0%        62.8%
 Maintenance and services..............         86.7          73.0         37.2
                                              ------       -------       ------
  Total revenues.......................        100.0         100.0        100.0
Cost of revenues:
 Software licenses.....................          1.1           6.0          3.5
 Maintenance and services..............         71.8          63.1         28.9
                                              ------       -------       ------
  Total costs of revenues..............         72.9          69.1         32.4
Gross profit...........................         27.1          30.9         67.6
                                              ------       -------       ------
Operating expenses:
 Research and development, net.........         39.3          43.4         26.7
 Sales and marketing...................         65.5          85.7         60.4
 General and administrative............         19.2          22.3         14.2
 Amortization of deferred stock
  compensation.........................          1.8           5.0          4.1
                                               -----        ------       ------

  Total operating expenses.............        125.8         156.4        105.4
Operating loss.........................        (98.7)       (125.5)       (37.8)
Financial income (expenses), net.......          1.7          (3.6)      ___0.1
                                              ------       -------       ------
Financial expenses related to
 beneficial conversion feature of
 convertible debenture.................                                   (61.1)
                                                                         ------

Net loss...............................        (97.0)       (129.2)       (98.8)
                                              ======       =======       ======
Preferred shares deemed dividend.......         (0.5)         (1.9)           -
                                              ======       =======       ======
Net loss to shareholders of ordinary
 shares................................       (97.5)%      (131.1)%      (98.8)%
                                              ------       -------       ------

Geographic Distribution

While our products are sold in specified countries, the implementation of these products may be performed for global clients on a worldwide basis. The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated.



                                        Year Ended December 31,
                                       ----------------------------------
Country                                1998           1999          2000
-------                                ----           ----          ----
United States...............             74%            76%           75%
United Kingdom..............             22             19             6
Japan.......................              4              5            19
                                       ----           ----          ----
Total.......................            100%           100%          100%
                                       ----           ----          ----




COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1999 AND 2000
Revenues
Total revenues increased 72% from $15.8 million in 1999 to $27.1 million in 2000.

Software Licenses. Software licenses revenues consist of licenses of our software as well as third-party software. Third-party software consists of software that is either embedded in our software or enhances the functionality of our software. We resell third-party software to our customers at margins that are lower than margins that we earn on our software. Software licenses revenues increased 299% from $4.3 million in 1999 to $17.0 million in 2000. This increase was primarily attributable to software licenses revenues recognized from contracts with five customers that accounted for $8.6 million of revenues and additional customers that accounted for the remainder of the revenues.

Maintenance and Services. Maintenance and services revenues consist of consulting, implementation, customization and integration, post-contract customer maintenance, and training. Our maintenance and services revenues decreased 13% from $11.5 million in 1999 to $10.1 million in 2000. This decrease was primarily due to a reduction in customization and implementation services of approximately $1.9 million from 1999 to 2000. This decrease was partially offset by increases in maintenance revenues of approximately $500,000. Maintenance and services revenues comprised 73% of our revenues in 1999 and 37% in 2000. This decrease was a result of our efforts to increase sales of software licenses and because the implementation of our products requires less customization.

COST OF REVENUES
Total cost of revenues decreased 20% from $10.9 million in 1999 to $8.8 million in 2000.

Software Licenses. Cost of software licenses revenues consists primarily of payments to third parties for our reselling of their software. Software licenses costs decreased 1% from $952,000 in 1999 to $938,000 in 2000. Cost of software licenses as a percentage of revenues from software licenses declined from 22% in
1999 to 6% in 2000.   This decline was primarily due to a contract with one
client in 1999 that involved an unusually large component of third-party software.

Maintenance and Services. Cost of maintenance and services revenues consists primarily of salaries and facility costs. Maintenance and service costs decreased 21% from $10.0 million in 1999 to $7.9 million in 2000. This decrease resulted primarily from streamlining of support and training personnel. Maintenance and services costs as a percentage of related maintenance and services revenues was 87% in 1999 and 78% in 2000. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the personnel reductions which we implemented in the fourth quarter of 1999. While we expect that we will incur maintenance and services costs in 2001 higher than the levels expended in 2000, we also expect to adjust these expenses according to the needs of our business.

OPERATING EXPENSES

Research and Development, Net. Research and development, net includes costs relating to the development of our products. These costs consist primarily of employee salaries and benefits, facilities costs, and the cost of consulting resources that supplement our internal development team. Due to the relatively short time between the date our products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred. Research and development, net expenses increased 5% from $6.9 million in 1999 to $7.2 million in 2000. This increase was attributable to the increase of personnel costs due to the hiring of new personnel for our ongoing development efforts. We expect that we will continue to devote substantial resources to research and development. While we expect that we will incur research and development expenses in 2001 similar to the levels expended in 2000, we also expect to adjust these expenses according to the needs of our business.

Sales and Marketing. Sales and marketing expenses consist of salaries, commissions, field office expenses, travel and entertainment, promotional expenses, and facility costs. Sales and marketing expenses increased 21% from $13.5 million in 1999 to $16.4 million in 2000. This increase of $2.9 million was attributable to increase in personnel costs of $1.3 million and increase in marketing programs that amounted to $1.6 million. While we expect that we will incur sales and marketing expenses in 2001 similar to the levels expended in 2000, we also expect to adjust these expenses according to the needs of our business.

General and Administrative. General and administrative expenses consist of salaries for administrative, executive and finance personnel, information system costs, professional services, and allocated facilities costs. These costs increased 10% from $3.5 million in 1999 to $3.9 million in 2000. This increase was attributable to increases in personnel expenses. While we expect that we will incur general and administrative expenses in 2001 similar to the levels expended in 2000, we also expect to adjust these expenses according to the needs of our business.

Amortization of Stock-Based Compensation.

Amortization of stock-based compensation includes the amortization of unearned employee stock-based compensation and expenses for stock granted to consultants in exchange for services. Stock-based compensation expense is amortized over the vesting schedule of the option, typically four years, using the straight line approach. With the grant of some stock options, we recorded aggregate unearned stock-based compensation expense of $2.8 million through December 31, 2000. Stock-based compensation included in operating expenses totaled $798,000 in 1999 and $1.1 million in 2000.

Financial Income and Financial Expenses.

Net financial expenses were $565,000 in 1999 compared to net financial income of $26,000 in 2000. In 1999 and 2000, financial expenses were $641,000 and $589,000 respectively and financial income was $76,000 and $615,000 respectively. The interest expense resulted from interest expenses from the use of bank lines of credit and the interest income resulted from interest earned on our cash and cash equivalents' balances.

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1999
Revenues
Total revenues increased 17% from $13.5 million in 1998 to $15.8 million in 1999.


Software Licenses. Software licenses revenues increased 137% from $1.8 million in 1998 to $4.3 million in 1999. This increase was primarily attributable to software licenses revenues recognized from contracts with two major customers that accounted for $3.0 million in 1999 compared to $424,000 in 1998. For the years 1998 and 1999 respectively, revenues from licenses of third-party software were 16% and 30% of total software licenses revenues.

Maintenance and Services. Our maintenance and services revenues decreased 2% from $11.7 million in 1998 to $11.5 million in 1999. The reason for the decrease was a reduction in customization services of $1.9 million from 1998 to 1999. This decrease was offset by increases in revenues from other professional services generated by the implementation of our software and by increases in maintenance revenues. Service revenues from the implementation of our software and post-contract maintenance increased by $1.7 million from 1998 to 1999. Maintenance and services revenues comprised 87% of our revenues in 1998 and 73% in 1999. This decrease was a result of our efforts to increase sales of software licenses and limit the scope of projects involving significant customization.

COST OF REVENUES
Total cost of revenues increased 11% from $9.9 million in 1998 to $10.9 million in 1999.

Software Licenses. Software licenses costs increased 552% from $146,000 in 1998 to $952,000 in 1999. This increase was primarily due to a contract with one client in 1999 that involved a large component of third-party software.

Maintenance and Services. Maintenance and service costs increased 3% from $9.7 million in 1998 to $10.0 million in 1999. This increase resulted primarily from hiring and training additional consulting, support and training personnel to support our growing client base. Maintenance and services costs as a percentage of related maintenance and services revenues was 83% in 1998 and 87% in 1999. The increase in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the additional costs of our transition from providing customization services to two major clients to providing implementation services to a larger number of clients.

OPERATING EXPENSES

Research and Development, Net. Research and development expenses increased 29% from $5.3 million in 1998 to $6.9 million in 1999. This increase in research and development expenses was attributable to the increase of personnel costs due to the hiring of new personnel for our ongoing development efforts.

Sales and Marketing. Sales and marketing expenses increased 53% from $8.9 million in 1998 to $13.5 million in 1999. The increase of $4.6 million for 1999 compared to 1998 was attributable to a $3.6 million increase in personnel expenses and a $1.0 million increase in marketing costs.

General and Administrative. General and administrative costs increased 35% from $2.6 million in 1998 to $3.5 million in 1999. This increase was attributable to increases of $810,000 in personnel expenses and $230,000 in professional services expenses.

Amortization of Stock-Based Compensation. Stock-based compensation included in operating expenses totaled $250,000 in 1998 and $798,000 in 1999.

Financial Income and Financial Expenses. Financial income was $234,000 in 1998 compared to a financial expense of $565,000 in 1999. The financial income in 1998 consists of interest income due to higher average cash and cash equivalent and short-term investment balances over the period and higher income from foreign currency re-measurement. The increase in financial expenses in 1999 resulted from interest expenses incurred from our bank lines of credit.

LIQUIDITY AND CAPITAL RESOURCES

HOW WE HAVE FINANCED OUR BUSINESS

We have primarily financed our operations through placements of our ordinary and preferred shares and convertible debentures. Through December 31, 2000, gross proceeds from private placements of ordinary and preferred shares and convertible debentures totaled $54.1 million. In September 2000, we completed our initial public offering in which we raised gross proceeds of $32 million. At the initial public offering, all the preferred shares were converted into ordinary shares. To a lesser extent, we have financed our operations through short-term bank facilities and other financing arrangements. In March 1999 and January 2000, we issued warrants to purchase an aggregate of 286,956 ordinary shares to a subsidiary of Bank Hapoalim, at exercise prices ranging from $4.60 to $5.75 per share. The warrants contained a cashless exercise feature and were exercised by the bank at the time of the initial public offering. During the first four months of 2000, we sold an aggregate of $16.0 million in principal amount of convertible debentures, bearing interest at the London interbank offered rate plus 2%, payable on a quarterly basis starting in April 2001. $5.0 million of the $16.0 million was received in February and March 2000 and $11.0 million was received in April 2000. On the date of our initial public offering, all of the convertible debentures, including unpaid interest, were automatically converted into 3,343,885 ordinary shares reflecting a conversion price of $4.80 per share, a discount of 40% of the price per share of the initial public offering.

CASH
As of December 31, 2000, we had cash and cash equivalents of $21.8 million and we had a working capital of $21.1 million. As of December 31, 2000 we did not have any long-term borrowings.

Net cash used in operating activities was $9.4 million in 1998, $13.1 million in 1999, and $15.8 million in 2000. Net cash used in investing activities was $944,000 in 1998, $931,000 in 1999 and $2.2 million in 2000. Investing activities consisted primarily of purchases of computers and software. Net cash provided by financing activities was $10.1 million in 1999, $15.4 million in 1999, and $38.2 million in 2000. Net cash provided by financing activities consists primarily of net proceeds from the issuances of preferred and ordinary shares as well as long term convertible debentures and, in 1999, from a net increase in our short-term bank line of credit of $5.1 million. In 2000, the financing activities included a net decrease in our short-term bank line of credit in the amount of $5.1 million.

LINES OF CREDIT

As of December 31, 2000, we had a line of credit with Bank Hapoalim that allowed us to borrow up to an aggregate of $6.0 million until March 31, 2001. In April 2001, Bank Hapoalim agreed to extend the line of credit until March 31, 2002. We agreed to grant Bank Hapoalim a warrant to purchase our ordinary shares, at an aggregate exercise price of $300,000. The fair value of such warrant is approximately $150,000, which shall be accounted for as a cost of the line of credit and will be amortized over a one year period. During April 2001, we drew an aggregate of $2 million from Bank Hapoalim on account of such credit line. Borrowings under the line of credit with Bank Hapoalim are in United States dollars and bear interest annually at the London interbank offered rate plus 1.5%. All borrowings under the line of credit with Bank Hapoalim are secured by a lien on our assets. Except as specified above, borrowings under the lines are not limited by the amount of our assets and do not require us to meet financial ratios or tests. As of April 30, 2001, we had $2,090,000 of outstanding indebtedness under our line of credit.

OPERATING LEASES

Payments under non-cancelable operating lease agreements for facilities and other equipment expire on various dates through 2006, resulting in aggregate lease expenses ranging from $939,000 in 2001 to $69,000 in 2006.



FUTURE CASH NEEDS

We expect that operating expenses and capital expenditures will continue to be a material use of our cash resources. We may utilize cash resources to fund acquisitions or investments in other businesses, technologies, or product lines. We believe that our working capital is sufficient for our anticipated needs for the next 12 months.

RESEARCH AND DEVELOPMENT GRANTS

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed, in part, through grants from the office of the chief scientist of Israel. Under these grants, royalties are payable to the Israeli government, generally at the rate of 3% during the first three years, 4% over the following three years, and 5% in the seventh year and future years, on the revenues derived from products developed by us according to those programs. The maximum aggregate royalties will not exceed 100%, 150% in some circumstances, of the dollar-linked value of the total grant received. During 1996, we paid all royalties due to the office of the chief scientist amounting to a total of $676,000. Therefore, we are under no further obligation to pay royalties to the office of the chief scientist on the sale of products funded by the office of the chief scientist. The government of Israel does not own proprietary rights in the technology developed using its funding and there is no restriction on the export of the products manufactured using the technology. Some restrictions on the technology do apply, however, including the obligation to manufacture the product based on the technology in Israel and to obtain the office of the chief scientist's consent for the transfer of the technology to a third party. These restrictions continue to apply to us although we have paid the full amount of royalties payable under these grants. If the office of the chief scientist consents to the manufacture of the products outside Israel, the regulations allow the office of the chief scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the office of the chief scientist grant, depending on the percentage of foreign manufacture. If the chief scientist consents to the manufacture of our products outside Israel, we cannot assure you that we will not be required to pay the office of the chief scientist additional royalties.

In 1998, we received a grant from the United States-Israel Binational Industrial Research and Development Foundation for a development project on our Service Suite line of products conducted by us and a United States partner. Under the terms of this grant, we are obligated to pay to the foundation royalties of 3% to 5% of the revenues derived from sales of products developed in this project, up to an aggregate amount equal to 100-150% of the grant, linked to the dollar and to the U.S. consumer price index. The cumulative amount of grants recognized was $330,000 as of December 31, 2000.

EFFECTS OF CURRENCY FLUCTUATIONS

Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. For the years 1998, 1999 and 2000 respectively, 26%, 24% and 25% of our revenues were denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. In 1998, we had net income due to currency fluctuations of $275,000. In 1999 we had a net loss of $47,000 and in 2000 there was no income or loss due to currency fluctuations. We generally do not engage in currency hedging transactions to offset the risks with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations.

IMPACT OF INFLATION

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a substantial portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies or if the timing of the devaluation lags behind inflation in Israel. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999 and 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

EFFECTIVE CORPORATE TAX RATE

Our tax rate will reflect a mix of the United States and the United Kingdom statutory tax rates on our United States and United Kingdom income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to income tax at the rate of 36%. The majority of our income, however, is derived from our three investment programs with approved enterprise status under the law for the encouragement of capital investments and is eligible for some tax benefits.

Under our first investment program, we will enjoy a reduced tax rate of 10-25% during a period of seven years in which this investment program produces taxable income depending on foreign investment. Under our other two investment programs we will enjoy a tax exemption on income derived during the first ten years in which these investment programs produce taxable income, provided that we do not distribute the income as dividends. All of these tax benefits are subject to various conditions and restrictions.

As of December 31, 2000, we had net operating loss carryforwards for tax reporting purposes of approximately $28.8 million in the United States, $5.5 million in Israel, $11.4 million in the United Kingdom and $600,000 in Japan. In the United States, the internal revenue code limits the use in any future period of net operating loss carryforwards following a significant change in ownership interests. Since we have incurred tax losses through December 31, 2000, we have not used these net operating losses.

ADAPTATION TO NEW EURO CURRENCY

In January 1999, a new currency called the euro was introduced in Austria, Belgium, Finland, France, Germany, Italy, Luxembourg, the Netherlands, Portugal, the Republic of Ireland and Spain. By June 30, 2002, at the latest, all participating European Monetary Union countries are expected to be operating with the euro as their single currency. Computer systems and software products will need to be designed or modified to accept the euro currency and, during the transitional phase, may need to accept both the euro and local currencies. Conversion to the euro will require restructuring of databases and internal accounting systems and the conversion of historical data. We believe that all products offered by us are adapted to the euro. Since the introduction of the euro we have not experienced any difficulties or complaints from the adaptation of our products to the euro. However, we did not contact our clients or suppliers to determine their preparedness for the adoption of the euro.

We have not incurred any material expenses from the adaptation of our products to the euro and we do not expect to incur any expenses from future adaptation to the euro. However, we cannot assure you that our products or software provided to our clients by other vendors, or developed internally by our clients, will ensure an errorless transition to the euro. Even if our products and services satisfy these requirements, the products and services provided to our clients by other software vendors or developed internally by our clients may not be euro compliant and may disrupt our clients' ability to use our products.

RESEARCH AND DEVELOPMENT

We believe that our future success depends, to a significant extent, on our ability to maintain and extend our technological leadership through our research and development activities. We employ product managers in our research and development activities. These managers provide a critical interface between our research scientists and client needs and industry developments. This interface helps focus our research and development personnel on developing market-driven applications. By using information provided by our product managers, we can also manage our research and development resources to address perceived market trends.

Our research and development expenditures for 1998, 1999, and 2000 were $5.3 million, $6.9 million and $7.2 million respectively. We will continue to devote substantial resources to research and development. Part of our funding for research and development activity has in the past come from various Israeli government programs.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The Management's Discussion and Analysis and other portions of this Annual Report include "forward-looking" statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described. With respect to such forward-looking statements, we seek the protections afforded by the Private

Securities Litigation Reform Act of 1995. These risks include, without limitation, (1) that we had declining sales in the first fiscal quarter of 2001 and we expect that revenue growth during the remainder of 2001 will be at lower rates than in prior years, (2) that the decline in the growth rate of the overall U.S. economy has caused customers and prospective customers, especially in the telecommunications area, to defer technology purchasing, (3) that we have limited experience in our principal market and with our principal product, (4) that the price of our ordinary shares is subject to substantial fluctuations,
(5) that we may fail to be competitive with existing and new competitors, (6) we may fail to expand our relationships with third parties, (7) that any needed financing may not be available to us, if and as needed, (8) that demand for our products and services may not continue to grow, (9) that our business may be adversely affected if we lose a key existing customer, (10) that our sales cycle is lengthy and variable, (11) that we may not adequately respond to technological developments and respond to market developments, (12) that we may fail to maintain or improve our margins, (13) that the conditions in Israel could negatively impair our business, and (14) that some other unforeseen difficulties may occur. This list is intended to identify certain of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this Annual Report. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed cautionary statements included elsewhere in our most recent filings with the Securities and Exchange Commission. All forward-looking statements included in this Annual Report are based upon information available to us as of May 9, 2001, and we assume no obligation to update any such forward-looking statements.

[logo of Ernst & Young]

Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 67067, Israel
Phone: 972-3-6232525
Fax: 972-3-5622555



REPORT OF INDEPENDENT AUDITORS
To the shareholders of
VIRYANET LTD.



We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. ("the Company") and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                             /s/ Kost Forer & Gabbay

Tel-Aviv, Israel             KOST FORER & GABBAY
February 12, 2001            Member of Ernst & Young International

                       VIRYANET LTD. AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           U.S. DOLLARS IN THOUSANDS


                                                                                                DECEMBER 31,
                                                                                 -----------------------------------------
                                                                                               1999                   2000
                                                                                 ------------------     ------------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                    $1,886                $21,838
Restricted cash (Note 3)                                                                         96                      -
Trade receivables (net of allowance for doubtful
accounts - $ 28 in 1999 and $ 37 in 2000)                                                     2,755                  3,510
Unbilled receivables                                                                            708                  2,680
Other accounts receivable and prepaid expenses (Note 4)                                         902                  2,960
                                                                                 ------------------     ------------------
Total current assets                                                                          6,347                 30,988
                                                                                 ------------------     ------------------
SEVERANCE PAY FUND                                                                              854                    945
                                                                                 ------------------     ------------------
PROPERTY AND EQUIPMENT, NET (Note 5)                                                          1,491                  2,907
                                                                                 ------------------     ------------------
                                                                                             $8,692                $34,840
                                                                                 ==================     ==================

                       VIRYANET LTD. AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                                          DECEMBER 31,
                                                                                                 -------------------------
                                                                                                         1999         2000
                                                                                                 -------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit (Note 6)                                                                      $  5,283     $    145
Current maturities of long-term loans                                                                      11            -
Trade payables                                                                                          1,303        2,449
Deferred revenues                                                                                       7,150        1,956
Other accounts payable and accrued expenses (Note 7)                                                    3,905        5,312
                                                                                                 -------------------------
                                                                                                       17,652        9,862
                                                                                                 -------------------------
ACCRUED SEVERANCE PAY                                                                                   1,595        1,797
                                                                                                 -------------------------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 9):
Preferred shares of NIS 0.1 par value
 Authorized: 13,100,000 shares as of December 31, 1999
 and no shares as of December 31, 2000; Issued and outstanding:
 10,146,387 shares as of December 31, 1999 and no shares as of
 December 31, 2000;                                                                                       294            -
Ordinary shares of NIS 0.1 par value
 Authorized: 6,900,000 shares as of December 31, 1999 and
 35,000,000 shares as of December 31, 2000; Issued and outstanding:
 2,700,640 shares as of December 31, 1999 and 21,664,672 shares as
 of December 31, 2000;                                                                                    103          610
Additional paid-in capital                                                                             37,728       98,328
Deferred stock compensation                                                                              (603)        (604)
Accumulated other comprehensive loss                                                                        -         (288)
Accumulated deficit                                                                                   (48,077)     (74,865)
                                                                                                 -------------------------
Total shareholders' equity (deficiency)                                                               (10,555)      23,181
                                                                                                 -------------------------
                                                                                                     $  8,692     $ 34,840
                                                                                                 =========================


The accompanying notes are an integral part of the consolidated financial statements.

                      VIRYANET LTD.  AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARES DATA)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------------------------------
                                                                                  1998                  1999                  2000
                                                                     -----------------     -----------------     -----------------
Revenues (Note 11a and 11b):
 Software licenses                                                          $    1,801            $    4,269            $   17,027
 Maintenance and services                                                       11,724                11,533                10,080
                                                                     -----------------     -----------------     -----------------
Total revenues                                                                  13,525                15,802                27,107
                                                                     -----------------     -----------------     -----------------
Cost of revenues:
 Software licenses                                                                 146                   952                   938
 Maintenance and services                                                        9,709                 9,978                 7,857
                                                                     -----------------     -----------------     -----------------
Total cost of revenues                                                           9,855                10,930                 8,795
                                                                     -----------------     -----------------     -----------------
Gross profit                                                                     3,670                 4,872                18,312
                                                                     -----------------     -----------------     -----------------
Operating expenses:
 Research and development, net (Note 12a)                                        5,322                 6,865                 7,224
 Sales and marketing                                                             8,862                13,537                16,385
 General and administrative                                                      2,602                 3,518                 3,857
 Amortization of deferred stock compensation                                       250                   798                 1,104
                                                                     -----------------     -----------------     -----------------
Total operating expenses                                                        17,036                24,718                28,570
                                                                     -----------------     -----------------     -----------------
Operating loss                                                                 (13,366)              (19,846)              (10,258)
Financial income (expenses), net (Note 12b)                                        234                  (565)                   26
Financial expenses related to amortization of beneficial
  conversion feature and compensation related to warrants to
  investors in convertible loan (Notes 10d, 10c1d)                                   -                     -               (16,556)
                                                                     -----------------     -----------------     -----------------
Net loss                                                                    $  (13,132)           $  (20,411)           $  (26,788)
                                                                     =================     =================     =================
Preferred shares deemed dividend                                                   (61)                 (303)                    -
                                                                     =================     =================     =================
Net loss to shareholders of ordinary shares                                 $  (13,193)           $  (20,714)           $  (26,788)
                                                                     =================     =================     =================
Basic and diluted net loss per share                                            $(5.16)               $(7.74)               $(3.34)
                                                                     =================                           =================
Weighted average number of shares used in computing basic
 and diluted net loss per  ordinary shares                                   2,554,654             2,676,212             8,029,785
                                                                     =================     =================     =================
(1)  Stock based compensation relates to the following:
  Cost of revenues                                                     $             -            $       16            $        4
  Research and development, net                                                      -                   391                     -
  Sales and marketing                                                              120                    39                   207
  General and administrative                                                       130                   352                   893
                                                                     -----------------     -----------------     -----------------
   Total                                                                     $      250            $      798            $    1,104
                                                                     =================     =================     =================

The accompanying notes are an integral part of the consolidated financial statements.

                      VIRYANET LTD.  AND ITS SUBSIDIARIES

          STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                 U.S. dollars in thousands (except share data)


                                                                                                       ADDITIONAL
                                      PREFERRED SHARES  ORDINARY SHARES   PREFERRED  ORDINARY SHARES     PAID-IN
                                                                           SHARES                        CAPITAL
                                                 (SHARE DATA)

Balance as of January 1, 1998                4,601,740        2,517,520        $146             $101      $14,356

Issuance of ordinary shares, net                     -           46,870           -                *)           -
Issuance of preferred shares, net            3,717,950                -         103                -       11,036
Exercise of stock options, net                       -          148,315           -                3           95
Conversion of  ordinary shares                  87,565          (87,565)          2               (2)           -
Investor relationship type
 of expenses                                         -                -           -                -          124
Deferred stock compensation                          -                -           -                -          510
Amortization of deferred stock
 compensation and   compensation
 related to options granted to
 consultants                                         -                -           -                -            -



Net loss                                             -                -           -                -            -
Total comprehensive loss

Balance as of December 31, 1998              8,407,255        2,625,140         251              102       26,121

Issuance of preferred shares, net            1,739,132                -          43                -        9,796
Receivables on account of shares                     -                -           -                -         (100)
Exercise of stock options, net                       -           75,500           -                1           72
Issuance of warrants to customers                    -                -           -                -          500
Deferred stock compensation                          -                -           -                -        1,141
Amortization of compensation
 related to warrants to bank                         -                -           -                -          198
Amortization of deferred stock
 compensation and compensation
 related to options granted to
 consultants                                         -                -           -                -            -



Net loss                                             -                -           -                -            -
Total comprehensive loss

Balance as of December 31, 1999             10,146,387        2,700,640         294              103       37,728

                                                        ACCUMULATED                                       TOTAL
                                      DEFERRED STOCK       OTHER                           TOTAL       SHAREHOLDER'S
                                       COMPENSATION    COMPREHENSIVE   ACCUMULATED     COMPREHENSIVE      EQUITY
                                                            LOSS         DEFICIT           LOSS         (DEFICIENCY)
Balance as of January 1, 1998              $        -       $     -      $(14,534)       $       -      $     69
Issuance of ordinary shares, net                    -             -             -                -             -
Issuance of preferred shares, net                   -             -             -                -        11,139
Exercise of stock options, net                      -             -             -                -            98
Conversion of  ordinary shares                      -             -             -                -             -
Investor relationship type
 of expenses                                        -             -             -                -           124
Deferred stock compensation                      (510)            -             -                -             -
Amortization of deferred stock
 compensation and   compensation
 related to options granted to
 consultants                                      250             -             -                -           250



Net loss                                            -             -       (13,132)         (13,132)      (13,132)
                                          -----------   -----------    ----------       ----------    ----------
Total comprehensive loss                                                                  $(13,132)
                                                                                        ===========
Balance as of December 31, 1998                  (260)            -       (27,666)        $      -        (1,452)
Issuance of preferred shares, net                   -             -             -                -         9,839
Receivables on account of shares                    -             -             -                -          (100)
Exercise of stock options, net                      -             -             -                -            73
Issuance of warrants to customers                   -             -             -                -           500
Deferred stock compensation                    (1,141)            -             -                -             -
Amortization of compensation
 related to warrants to bank                        -             -             -                -           198
Amortization of deferred stock
 compensation and compensation
 related to options granted to
 consultants                                      798             -             -                -           798



Net loss                                            -             -       (20,411)         (20,411)      (20,411)
                                           ----------    ----------   -----------      -----------    ----------
Total comprehensive loss                                                                  $(20,411)
                                                                                       ============
Balance as of December 31, 1999                  (603)            -       (48,077)                       (10,555)

    *) Less than $1,000

The accompanying notes are an integral part of the consolidated financial statements.

                       VIRYANET LTD. AND ITS SUBSIDIARIES

           STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                 U.S. dollars in thousands (except share data)



                                                                                                         ADDITIONAL
                                        PREFERRED SHARES   ORDINARY SHARES  PREFERRED   ORDINARY SHARES   PAID-IN
                                                                              SHARES                      CAPITAL
                                                   (SHARE DATA)

Balance as of December 31, 1999               10,146,387         2,700,640      $ 294              $103     $37,728


Conversion of preferred shares               (10,146,387)       10,146,387       (294)              294           -
Issuance of ordinary shares, net                       -         4,000,000          -                98      25,526
Conversion of long-term loan, net                      -         3,343,885          -                82      15,969
Amortization of beneficial
 conversion feature                                    -                 -          -                 -      16,051
Exercise of warrants, net                              -         1,349,210          -                30         555
Exercise of stock options, net                         -           124,550          -                 3         183
Amortization of compensation
 related to warrants to
 investors in convertible loans                        -                 -          -                 -         505
Issuance of warrants to customers                      -                 -          -                 -         333
Compensation related to warrants
 to bank                                               -                 -          -                 -         254
Amortization of compensation
 related to warrants to third party                    -                 -          -                 -         119
Deferred stock compensation                            -                 -          -                 -       1,105
Amortization of deferred  stock
 compensation and compensation
 related to options granted to
 consultants                                           -                 -          -                 -           -



Comprehensive loss:
Foreign currency translation
 adjustment                                            -                 -          -                 -           -
Net loss                                               -                 -          -                 -           -
                                              ----------        ----------  ----------       ----------  ----------
Total comprehensive loss
Balance as of  December 31, 2000                       -        21,664,672  $       -              $610     $98,328
                                              ==========        ==========  ==========       ==========  ==========

                                                              ACCUMULATED                                     TOTAL
                                          DEFERRED STOCK          OTHER                        TOTAL       SHAREHOLDER'S
                                           COMPENSATION       COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE     EQUITY
                                                                  LOSS           DEFICIT        LOSS       (DEFICIENCY)
Balance as of December 31, 1999             $  (603)           $       -       $(48,077)     $       -       $(10,555)

Conversion of preferred shares                    -                    -              -              -              -
Issuance of ordinary shares, net                  -                    -              -              -         25,624
Conversion of long-term loan, net                 -                    -              -              -         16,051
Amortization of beneficial
 conversion feature                               -                    -              -              -         16,051
Exercise of warrants, net                         -                    -              -              -            585
Exercise of stock options, net                    -                    -              -              -            186
Amortization of compensation
 related to warrants to
 investors in convertible loans                   -                    -              -              -            505
Issuance of warrants to customers                 -                    -              -              -            333
Compensation related to warrants
 to bank                                          -                    -              -              -            254
Amortization of compensation
 related to warrants to third party               -                    -              -              -            119
Deferred stock compensation                  (1,105)                   -              -              -              -
Amortization of deferred  stock
 compensation and compensation
 related to options granted to
 consultants                                  1,104                    -              -              -          1,104


Comprehensive loss:
Foreign currency translation
 adjustment                                       -                 (288)             -           (288)          (288)
Net loss                                          -                    -        (26,788)       (26,788)       (26,788)
                                         ----------           ----------     ----------     ----------     ----------
Total comprehensive loss
Balance as of  December 31, 2000            $  (604)               $(288)      $(74,865)      $(27,076)      $ 23,181
                                         ==========           ==========     ==========     ==========     ==========

     *) Less than $1,000

The accompanying notes are an integral part of the consolidated financial statements.

                       VIRYANET LTD. AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           U.S. DOLLARS IN THOUSANDS

                                                                                        YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------------------------
                                                                                 1998                 1999                 2000
                                                                     ----------------     ----------------     ----------------
Cash flows from operating activities:
-------------------------------------
Net loss                                                                     $(13,132)            $(20,411)            $(26,788)
Adjustments to reconcile net loss to
 net cash used in operating activities:
Depreciation                                                                      555                  758                  900
Increase in accrued severance pay, net                                            135                  209                  111
Amortization of deferred stock compensation and
 compensation related to options granted to consultants                           250                  798                1,104
Amortization of compensation related to warrants to bank                            -                  198                  254
Amortization of compensation related to warrants to
  third party                                                                       -                    -                  119
Investor relationship type of expenses                                            124                    -                    -
Amortization of beneficial conversion feature                                       -                    -               16,051
Amortization of compensation related to warrants to
 investors in convertible loans                                                     -                    -                  505
Marketable securities, net                                                      1,133                  881                    -
Decrease (increase) in trade receivables and
  unbilled receivables                                                         (2,154)                 531               (2,687)
Decrease (increase) in other accounts receivable
  and prepaid expenses                                                           (335)                 241               (2,041)
Increase (decrease) in trade payables                                             656                 (314)               1,057
Increase (decrease) in deferred revenues                                        1,515                3,955               (5,252)
Increase in other accounts payable and accrued expenses                         1,856                   39                  875
Others                                                                             11                   19                    -
                                                                     ----------------     ----------------     ----------------
Net cash used in operating activities                                          (9,386)             (13,096)             (15,792)
                                                                     ----------------     ----------------     ----------------
Cash flows from investing activities:
-----------------------------------------------------------------
Purchase of property and equipment                                               (968)                (923)              (2,330)
Proceeds from sale of property and equipment                                       24                   88                   28
Investment in restricted cash                                                       -                  (96)                   -
Proceeds from restricted cash                                                       -                    -                   96
                                                                     ----------------     ----------------     ----------------
Net cash used in investing activities                                            (944)                (931)              (2,206)
                                                                     ----------------     ----------------     ----------------

The accompanying notes are an integral part of the consolidated financial statements.

                       VIRYANET LTD. AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           U.S. DOLLARS IN THOUSANDS

                                                                                              YEAR ENDED DECEMBER 31,
                                                                              --------------------------------------------------
                                                                                  1998              1999              2000
                                                                              --------------    --------------    --------------
Cash flows from financing activities:
-----------------------------------------------------------------
Short-term bank credit, net                                                     (1,427)               5,098               (5,138)
Proceeds from issuance of share capital and exercise of stock
 options, net                                                                   11,562                9,812               42,968
Issuance of warrants to customers                                                    -                  500                  333
Principal payment of long-term loans                                               (67)                 (51)                 (11)
                                                                     -----------------     ----------------     ----------------
Net cash provided by financing activities                                       10,068               15,359               38,152
                                                                     -----------------     ----------------     ----------------
Effect of exchange rate on cash and cash equivalents                                 -                    -                 (202)
                                                                     -----------------     ----------------     ----------------
Increase (decrease) in cash and cash equivalents                                  (262)               1,332               19,952
Cash and cash equivalents at the beginning of the year                             816                  554                1,886
                                                                     -----------------     ----------------     ----------------
Cash and cash equivalents at the end of the year                               $   554              $ 1,886              $21,838
                                                                     =================     ================     ================
Supplemental disclosure of cash flows activities:
-------------------------------------------------
 Cash paid during the year for
  Interest                                                                     $    94              $   237              $   180
                                                                     =================     ================     ================
Supplemental disclosure of non-cash investing
----------------------------------------------
 and financing activities:
--------------------------
 Accrued expenses related to issuance expenses                         $      -              $       -                   $  (521)
                                                                     =================     ================     ================

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: GENERAL

  a. ViryaNet Ltd., an Israeli corporation (the "Company"), was established in 1988. The Company develops, markets and supports software products, which provide business-to-business internet solutions and related services that enable service organizations and their field engineers, customers, partners, vendors and suppliers to collaborate in a single environment called a service community.

      ViryaNet Ltd. has three wholly-owned subsidiaries: in the United States ("ViryaNet US") in the United Kingdom ("ViryaNet UK") and in Japan ("ViryaNet Japan").

      The Company's sales are made in the United States, the United Kingdom and Japan. As for major customers, see Note 11b.

  b. In March 1998, the Company established a subsidiary in Japan ("ViryaNet Japan"). Until October 1999, the Company owned 95% of this Company.
      In October 1999, the Company purchased the remaining 5% of the share capital of the Japanese subsidiary in exchange for 40,000 warrants to purchase ordinary shares of the Company at an exercise price of $5.75. In connection with the acquisition, the Company recorded goodwill in the amount of $100,000. Since it was immaterial, the goodwill was fully amortized in 1999.

  c. On September 19, 2000, the Company completed its Initial Public Offering ("IPO"). Since then, the ordinary shares have been traded on the NASDAQ in the U.S. (see Note 9a2).


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

  a.  Use of estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  b.  Financial statements in United States dollars:

      All of the Company's and ViryaNet US's sales are made in U.S. dollars ("dollars"). In addition, a substantial portion of the costs of the Company and ViryaNet US are incurred in dollars. Since the dollar is the primary currency of the economic environment in which the Company and its U.S. subsidiary operate, the dollar is their functional and reporting currency.

      Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars using the foreign currency exchange rate at balance sheet date, in accordance with Statement No. 52 of the Financial Accounting Standard Board ("FASB") "Foreign Currency Translation". Operational transactions and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in the statement of operations as financial income or expenses, as appropriate.

      The functional currency of ViryaNet UK and ViryaNet Japan has been determined to be their local currency. Assets and liabilities are translated at the year-end exchange rate and statement of operations items are translated at the average rate prevailing during the year. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders' equity (deficiency).


  c.  Principles of consolidation:

      The consolidated financial statements include the accounts of ViryaNet Ltd. and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

  d.  Cash equivalents:

      Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, and originally purchased with maturities of three months or less.

  e.  Marketable securities:

      In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Company has classified its marketable debt into a trading category. Under SFAS 115, marketable securities classified as trading securities are stated according to the quoted market prices as of balance sheet date.

      Gain and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income, or expenses as appropriate. All marketable debts were sold prior to December 1999.

  f.  Property and equipment:

      These assets are stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                                        %
                                                                    --------
          Computers, peripheral equipment and software                 33
          Office furniture and equipment                             6 - 25
          Motor vehicles                                               15

      Leasehold improvements are depreciated over term of the related lease periods.

      The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As of December 31, 2000, no impairment losses have been identified.

  g.  Income taxes:

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

  h.  Revenue recognition:

      Effective January 1, 2000, the Company adopted new guidance on revenue recognition as is described in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statement" of the Securities and Exchange Commission (the "SEC") in December 1999. The adoption did not have a significant effect on the consolidated results of operations or financial position.

      The Company generates revenues from licensing the rights to use its software products directly to end-users. The Company also generates revenues from sales of professional services, including consulting, customization, implementation, training and maintenance.

      Revenues from other software license that require significant customization, integration and installation are recognized, based on SOP 81-1 "Accounting for Performance of Construction- Type and Certain Production-Type Contract" using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract.
      A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2000 no such estimated losses were identified.

      Revenues from software license agreements are recognized, in accordance with Statement Of Position (SOP) 97-2 "Software Revenue Recognition"
      (as amended), when persuasive evidence of an agreement exists, delivery of the software has occurred, the fee is fixed or determinable and collectability is probable.

      The Company has entered into software license agreements with customers whereby, upon entering into these agreements, the Company granted warrants to these customers and expects to do so in the future. In such cases, the Company deducts the fair value of these warrants from the related software revenues and amortizes the fair value over the period the related revenues are recognized. The fair value of these warrants is determined using the Black-Scholes option pricing model (see also Note 9c3).

      When software arrangements involve multiple elements, revenue is allocated to each element based on vendor-specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement. The Company's VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method, in accordance with SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions". Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of SOP 97-2 as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

      Service revenues which include fees for consulting, implementation, customization and training services, are recognized as work is performed. Maintenance revenues are recognized ratably over the term of the maintenance agreement, which, in most cases, is one year.

      Deferred revenues include amounts received for which revenues have not been recognized.

  i.  Research and development costs:

      Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur any material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 2000, the Company has charged all software development costs to research and development expenses, in the period incurred.

  j.  Royalty-bearing grants:

      Royalty-bearing grants from Binational Industrial Research and Development Foundation ("BIRD-F") for funding of approved research projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and were netted from research and development costs (see Note 12a).

  k.  Concentrations of credit risk:

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables. The Company's cash and cash equivalents and restricted cash are held in deposits with major banks in Israel, the United States, the United Kingdom and Japan. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these deposits. The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, United Kingdom and Japan. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to accounts that are doubtful of collection.

      The Company has no significant off-balance sheet concentration of credit-risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

  l.  Accounting for stock-based compensation:

      The Company has elected to follow Accounting Principles Board Opinion
      No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation"
      ("SFAS 123"), are provided in Note 9b3.

      The Company applies SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

  m.  Basic and diluted net loss per share:

      Basic and diluted net income (loss) per share is presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all years presented. Basic net income (loss) per share has been calculated using the weighted-average number of ordinary shares outstanding during the year. Diluted net income per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

      All convertible preferred shares, convertible debentures, outstanding stock options, and warrants have been excluded from the calculation of the diluted net loss per ordinary share because all of these securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options, preferred shares and warrants excluded from the calculations of diluted net loss per share were 13,430,880, 17,413,758 and 7,610,192, for the years ended December 31,
      1998, 1999 and 2000, respectively.

  n.  Severance pay:

      The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. One year after commencement of employment with the Company, employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

      The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

      Severance expenses for the years ended December 31, 1998, 1999 and 2000 amounted to approximately $734,000, $1,070,000 and $543,000, respectively.

  o.  Fair value of financial instruments:

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Cash and cash equivalents, restricted cash, trade receivables, short term bank credit, current maturities of long-term loans and trade payables
      -- the carrying amounts of these items approximate their fair value due to the short-term maturity of such instruments.

  p.  Future adoption of new accounting standard:

      In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in years beginning after June 15, 2000. Because the Company does not use derivatives, management does not anticipate that the adoption of the new Statement will have an effect on earnings or the financial position of the Company.


NOTE 3: RESTRICTED CASH

As of December 31, 1999, the Company recorded a fixed charge on the short-term bank deposit in order to secure a bank line of credit, which was removed during the year 2000.


NOTE 4: OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                             DECEMBER 31,
                                                      -------------------------
                                                        1999             2000
                                                      --------         --------
                                                      U.S. DOLLARS IN THOUSANDS
                                                      -------------------------

Prepaid expenses                                        $ 534           $2,218
Employees                                                  91              107
Government authorities                                     78              218
Other                                                     199              417
                                                      --------         --------
                                                        $ 902           $2,960
                                                      ========         ========


NOTE 5:  PROPERTY AND EQUIPMENT

                                                             DECEMBER 31,
                                                      -------------------------
                                                        1999             2000
                                                      --------         --------
                                                      U.S. DOLLARS IN THOUSANDS
                                                      -------------------------
  a. Cost:
       Computers, peripheral equipment and software    $2,858           $4,658
       Office furniture and equipment                     707              997
       Motor vehicles                                     170              260
       Leasehold improvements                             196              228
                                                      --------         --------
                                                        3,931            6,143
                                                      --------         --------
     Accumulated depreciation:
       Computers, peripheral equipment and software     1,890            2,434
       Office furniture and equipment                     342              563
       Motor vehicles                                      67               69
       Leasehold improvements                             141              170
                                                      --------         --------
                                                        2,440            3,236
                                                      --------         --------
     Depreciated cost                                  $1,491           $2,907
                                                      ========         ========

  b. As for charges, See Note 8c.

NOTE 6: SHORT-TERM BANK CREDIT

In 1999 the Company had authorized credit lines from several banks in the amount of $4,303,000, of which $303,000 is denominated in NIS and bears interest at the rate of prime plus 1% and $4,000,000 is denominated in dollars and bears interest at LIBOR plus 1.5%.

In January 2000, the Company had authorized an additional $2,000,000 credit line for one year. Dollar-denominated borrowings bear interest at an annual rate of LIBOR plus 1.5%, and NIS-denominated credit lines from Bank Hapoalim bear interest of prime plus 1%. The credit facility is secured by a floating charge on all of the Company's assets.

The weighted average interest rate on the credit lines as of December 31, 2000 and 1999 was approximately 11.2% and 8%, respectively.

In connection with the credit lines, the Company granted warrants to Bank Hapoalim (see also Note 9c2b).


NOTE 7:  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                             DECEMBER 31,
                                                      -------------------------
                                                        1999             2000
                                                      --------         --------
                                                      U.S. DOLLARS IN THOUSANDS
                                                      -------------------------
      Accrued expenses                                 $  769           $2,292
      Employees and payroll accruals                    2,855            2,574
      Others                                              281              446
                                                      --------         --------
                                                       $3,905           $5,312
                                                      ========         ========


NOTE 8:  COMMITMENTS AND CONTINGENT LIABILITIES

  a.  Royalty commitments:

      Under the Company's research and development agreements with BIRD-F and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by BIRD-F, up to an amount equal to 100%-150% of BIRD-F research and development grants (linked to the dollar and to the U.S. Consumer Price Index) related to such projects.

      As of December 31, 2000, the Company had an outstanding contingent obligation to pay royalties in the amount of $330,000.

  b.  Lease commitments:

      The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2006.

      Future minimum rental payments under non-cancelable operating leases are as follows:


                                                   U.S. DOLLARS
              YEAR ENDED DECEMBER 31,              IN THOUSANDS
              -----------------------              ------------
                      2001                            $  939
                      2002                               799
                      2003                               530
                      2004                               505
                      2005                               170
                      2006                                69
                                                      -------
                                                      $3,012
                                                      =======


      Total rent expenses for the years ended December 31, 1998, 1999 and 2000 were approximately $955,000, $1,078,000 and $1,100,000, respectively.

  c.  Charges and guarantees:

      Various computers, peripheral equipment and motor vehicles of the Company are pledged as fixed charges in favor of various banks and financial institutions.

      The Company also has a floating charge on all of its assets in favor of a bank.

      The Company obtained bank guarantees in the amount of $71,000 in order to secure a leasing agreement.

  d.  Litigation:

      In December 1999, the Company's former vice president of sales and marketing filed an action against the Company and Company's Chief Executive Officer seeking damages in the amount of approximately $1,364,000. The former employee alleges wrongful denial of his right to exercise options, loss of compensation including options to purchase shares granted to him by his previous employer, severance payment and other social benefits as well as damage to his reputation.

      In March 2000, the Company filed a counter action against this former employee seeking damages in the amount of approximately $970,000. The Company alleged that the former employee has acted in bad faith, breached his fiduciary duties towards the Company and did not perform his duties as required.

      The Company's management and its legal advisors are unable to determine the ultimate outcome of the litigation and its effect on the Company's business, operating results and financial condition and, accordingly, no provisions were made.


NOTE 9:  SHARE CAPITAL

  a.  Composition of share capital:


                                      AUTHORIZED SHARES             ISSUED AND OUTSTANDING SHARES
                                ------------------------------    ---------------------------------
                                         DECEMBER 31,                         DECEMBER 31,
                                ------------------------------    ---------------------------------
                                    1999              2000             1999               2000
                                ------------     -------------    -------------      --------------
Shares of NIS 0.1 par value:
Ordinary shares (1)(2)            6,900,000        35,000,000        2,700,640         21,664,672
Preferred "A" shares (3)          6,133,330                 -        3,951,740                  -
Preferred "B" shares (3)            866,670                 -          650,000                  -
Preferred "C-1" shares (3)        4,000,000                 -        3,805,515                  -
Preferred "C-2" shares (3)        2,100,000                 -        1,739,132                  -
                                ------------      ------------      -----------       -------------
                                 20,000,000        35,000,000       12,847,027         21,664,672
                                ============      ============      ===========       =============

(1) The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.
(2) Upon the IPO, the Company issued 4,000,000 ordinary shares of $8.00 per share in consideration of net proceeds of $25,624.
(3) All preferred shares were automatically converted into ordinary shares at the time of the IPO.


  b.  Stock options:

      1. Under the Company's 1996, 1997, 1998 and 1999 Stock Option Plans ("the Plans"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

      2. Pursuant to the Plans, the Company reserved for issuance 1,400,000, 500,000, 1,500,000 and 3,000,000 ordinary shares, respectively. As of December 31, 2000 an aggregate to 187,935 ordinary shares of the Company were still available for future grant.

      3. Each option granted under the Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The 1996, 1997, 1998 and 1999 option plans will expire on December 31, 2005, 2006, 2007, and 2008, respectively. The exercise price of the options granted under the Plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over four years. Any options which are canceled or not exercised before expiration become available for future grants.

      4. During 2000, the Company decided to extend the exercise period for certain grants. The extension was accounted for in accordance with FIN 44, by applying a new measurement date, which resulted in no additional compensation expenses.

      5. In October 2000, the Company decided to increase the number of shares reserved for issuance under the 1999 Stock Option Plan by additional 1,000,000 ordinary shares, subject to shareholders' approval.

      6. A summary of the Company's share option activity (except options to consultants) under the Plans is as follows:


                                                                 YEAR ENDED DECEMBER 31,
                              --------------------------------------------------------------------------------------------------
                                           1998                           1999                                  2000
                              -----------------------------    ---------------------------          ----------------------------
                                                WEIGHTED                         WEIGHTED                            WEIGHTED
                                  NUMBER         AVERAGE          NUMBER          AVERAGE             NUMBER          AVERAGE
                                    OF          EXERCISE           OF            EXERCISE               OF           EXERCISE
                                 OPTIONS         PRICE           OPTIONS           PRICE             OPTIONS           PRICE
                               -----------      --------       ----------       ----------         -----------      -----------
Outstanding - beginning
  of the year                    1,963,720        $1.10        2,869,970           $2.20           4,655,250           $4.02

Granted                          1,332,000         3.35        2,810,480            5.53           1,847,975            6.80
Exercised                         (148,315)        0.66          (75,500)           0.96            (124,550)           1.49
Forfeited                         (277,435)        0.81         (949,700)           3.21            (890,575)           5.31
                                 ---------        -----        ---------           -----           ---------           -----

Outstanding - end
  of the year                    2,869,970        $2.20        4,655,250           $4.02           5,488,100           $4.78
                                 =========        =====        =========           =====           =========           =====

Options exercisable              1,335,901        $1.40        1,570,076           $2.74           2,088,040           $3.60
                                 =========        =====        =========           =====           =========           =====


     The options outstanding as of December 31, 2000, have been separated into ranges of exercise price, as follows:


                                 OPTIONS          WEIGHTED                                                  WEIGHTED
                               OUTSTANDING         AVERAGE           WEIGHTED            OPTIONS             AVERAGE
RANGES OF                         AS OF           REMAINING           AVERAGE          EXERCISABLE        EXERCISE PRICE
EXERCISE                       DECEMBER 31,      CONTRACTUAL          EXERCISE       AT DECEMBER 31,      OF EXERCISABLE
PRICE                             2000            LIFE YEARS           PRICE              2000                OPTIONS
-------------                 -------------      -----------         ----------      ---------------      --------------
$       0.61                     948,220             2.34              $ 0.65            897,481              $ 0.66
  2.3 - 2.57                     644,400             5.76                2.48            300,975                2.39
  3.2 - 3.90                     665,500             4.32                3.51            432,250                3.50
        5.75                   2,441,730             5.83                5.75          1,149,500                5.75
           8                     347,000             6.64                8.00             58,542                8.00
     10 - 12                     441,250             6.49               11.02             41,292               11.16
------------                   ---------          -------              ------          ---------              ------
 $ 0.61 - 12                   5,488,100                               $ 4.78          2,880,040              $ 3.60
============                   =========          =======              ======          =========              ======

The Company recorded deferred compensation for options issued with an exercise price below the fair value of the ordinary shares. Deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the option. Compensation expenses of approximately $104,000, $618,000 and $967,000 were recognized during the years ended December 31, 1998, 1999 and 2000, respectively.

Under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), pro forma information regarding net loss and net loss per share is required for grants issued after December 1994, and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS
No. 123. The fair value for these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1999 and 2000: risk-free interest rates of 5.5%, 5.75% and 5.75% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.5, 0.5 and 0.84, respectively, and a weighted-average expected life of the options of approximately 3.5, 3.4 and 3 years, respectively.

The weighted average fair values of options granted for the years ended December 31, 1998, 1999 and 2000 were:

                                                             FOR EXERCISE PRICE ON THE GRANT DATE THAT:
                                           ---------------------------------------------------------------------------------
                                            EQUALS MARKET PRICE         EXCEEDS MARKET PRICE       IS LESS THAN MARKET PRICE
                                           YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,      YEAR ENDED DECEMBER 31,
                                           -----------------------     -----------------------     -------------------------
                                            1998    1999    2000        1998    1999    2000         1998    1999    2000
                                            ----    ----    ----        ----    ----    ----         ----    ----    ----
Weighted average exercise prices           $3.30   $5.75   $5.24       $3.90   $   -   $    8       $3.20   $4.18   $5.17

Weighted average fair values on
   grant date                              $1.37   $2.74   $0.49       $1.12   $   -   $10.15       $1.75   $3.04   $5.09

Because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the existing option pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        Pro forma information under SFAS No. 123 is as follows:

                                                                                     YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------------------------
                                                                    1998                      1999                    2000
                                                             --------------------      ------------------      -----------------
                                                                         U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                             -------------------------------------------------------------------
Net loss to shareholders of ordinary shares as reported            $(13,193)                $(20,714)              $(26,788)
                                                             ====================      ==================      =================

Pro forma net loss to shareholders of ordinary shares              $(13,491)                $(21,079)              $(28,885)
                                                             ====================      ==================      =================

Pro forma basic and diluted net loss per ordinary share            $  (5.28)                $  (7.87)              $  (3.60)
                                                             ====================      ==================      =================

      7.   Options issued to consultants:

           a) The Company's outstanding options to consultants as of December 31, 2000, are as follows:

                                OPTIONS FOR          EXERCISE
                                  ORDINARY             PRICE              OPTIONS              EXERCISABLE
      ISSUANCE DATE                SHARES            PER SHARE          EXERCISABLE              THROUGH
     -----------------        ---------------    ----------------    ----------------       -----------------
     December 1996                250,000             $ 1.00              250,000                    (*)
     March 1998                     5,000             $ 3.20                2,500           February 2002
     September 1998                40,000             $ 3.75               40,000           January 2001
     November 1998                 10,000             $ 3.75               10,000           December 2006
     November 1998                 45,000             $ 1.00               45,000           December 2006
     November 1999                 12,000             $ 5.75               12,000           November 2006
     July 2000                      2,000             $11.00                2,000           July 2007
     December 2000                 11,600             $ 2.57               11,600           December 2007
                              ---------------    ----------------     ----------------      ------------------
Total                             375,600                                 373,100
                              ===============                         ================

(*)The options are exercisable through December 2001. If not exercised, they are automatically renewed for one additional year, each time, for up to seven years, through December 2006. The exercise price will be increased by 6% compounded each year.

          b) The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these warrants was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1999 and 2000: risk-free interest rates of 5.5%, 5.75% and 5.75%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's ordinary shares of 0.5, 0.5 and 0.84, respectively, and a weighted-average expected life of the options of approximately 3.5, 2.1 and 2 years, respectively.

          c) In connection with the grant of stock options to consultants, the Company recorded deferred stock compensation totaling $276,000 through December 31, 2000. Compensation expenses of approximately $146,000, $80,000 and $32,000 were recognized during the years ended December 31, 1998, 1999 and 2000, respectively.

  c.  Warrants:

      1.  Warrants issued to investors:

          a) As part of the investment agreement in 1996, the Company issued to certain investors warrants to purchase 1,375,110 Series A Convertible preferred shares at an exercise price of $3.00 of which warrants to purchase 216,670 shares were converted in December 1996 into warrants to purchase 216,670 Series B non-voting preferred shares. Upon the IPO, 195,120 warrants were exercised in consideration of $585,000 and 1,179,990 warrants were exercised into 737,494 A preferred shares, by way of cashless exercise.

          b) As part of the investment agreement in February 1998, the Company issued to the shareholders warrants to purchase 31,794 convertible Series C-1 preferred shares at an exercise price equal to the par value of the shares. The Company recorded in 1998 investor relationship type expenses in the amount of $124,000. This transaction was accounted for according to EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features on Contingent Adjustable Conversion Ratios" (EITF 98-5) and APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"). The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free rate of 5.5%, a volatility factor of 0.5, dividend yields of 0% and an expected life of two years. The warrants have no expiration date. Upon the IPO, 3,077 warrants were exercised into 3,077 Series C-1 preferred shares, by way of cashless exercise.

          c) As part of the investment agreement in June 1999, the Company issued to certain Series C-2 preferred shares investors detachable warrants to purchase 347,826 Series C-2 preferred shares at an exercise price of $5.75. The warrants contain a cashless exercise feature and expire upon the earlier of June 2004 or a merger or sale of all or substantially all of the Company's assets or issued and outstanding share capital. The cashless exercise feature allows the holder to convert the warrant into ordinary shares without the payment of any exercise price. The number of shares issuable upon exercise is determined by subtracting the exercise price of the warrant from the aggregate market value of the underlying shares, and then dividing such amount by the market value of an ordinary share. The Company recorded a deemed dividend at the amount of $303,000. This transaction was accounted for according to EITF 98-5 and APB 14. The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest of 5.75%, a volatility factor of 0.5 dividend yields of 0% and an expected life of warrants of six months.

          d) The Company granted to the investors in the convertible loan 124,999 warrants at an exercise price equal to 95% of the conversion price per share determined in the IPO. The warrants are exercisable upon the IPO (see also Note 9d). In connection with these warrants, the Company recorded financial expenses of $505,000, which was fully amortized over the life period of the convertible debentures. This transaction was accounted for according to Accounting Principles Board Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"). The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of six months.

  2.  Warrants issued for financing transactions:

      a) In connection with a credit line from Bank Hapoalim, the Company issued in March 1999 to a subsidiary of Bank Hapoalim, a warrant to purchase ordinary shares of the Company having an aggregate market value at the date of exercise of $1,250,000 in exchange for $1,000,000 in cash. The warrant contained a cashless exercise feature where the Company issued ordinary shares having an aggregate market value of $250,000 at the time of exercise. Upon the IPO, the warrants were exercised into 92,391 ordinary shares, by way of cashless exercise. The fair value of the warrant is approximately $250,000, which has been accounted for as a cost of the line of credit and was amortized ratably over a one year period. The Company recorded $198,000 in 1999 and $52,000 in 2000 as compensation expense and included these amounts in financial expenses (see Note 12b).

      b) In connection with the additional credit line received in January 2000, the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase an additional 69,565 ordinary shares of the Company against payment of $400,000. The warrants contained a cashless exercise feature and was exercised into 19,565 ordinary shares upon the IPO.

          The Company recorded a compensation of approximately $202,000, which was amortized ratably over a period of one year and included in the financial expenses (see Note 12b). This transaction was accounted for according to APB 14.

          The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of the warrant of one year.

  3.  Warrants issued to customers:

      a) In 1996, the Company entered into software license agreements with two customers, one of them a related party. In connection with these agreements, the Company issued warrants to purchase 300,000 and 100,000 ordinary shares at an exercise of $2.00 and $3.00 per share, respectively. At the grant date, the fair value of these warrants was estimated as $168,000 and was deducted from software revenues and amortized over the period such related revenue was recognized (1996 and 1997). The fair value of these warrants was determined using Black-Scholes pricing model, assuming a risk free rate 6.0%, a volatility factor 0.5, dividend yields of 0% and an expected life of the warrants of five years. The warrants were exercised into 287,500 ordinary shares, by way of cashless exercise.

      b) In 1999, the Company entered into software license agreements with certain customers, one of them a related party. In connection with these agreements, the Company issued warrants expiring three years from the date of the agreements to purchase 150,000 ordinary shares at an exercise price of $5.75 per share, and to purchase 50,000 ordinary shares at an exercise price of $5.75 in consideration of $125,000.
          At the grant date, the fair value of the warrants was estimated as $500,000 of which $375,000 was deducted from software revenues and amortized over the period such related revenue was recognized. The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk free rate of 5.75%, a volatility factor of 0.50, dividend yields of 0% and an expected life of the warrants of 3 years. The Company recorded proceeds from issuance of warrants in the amount of $500,000. Since the IPO, the warrants are exercisable. Upon the IPO 50,000 warrants were exercised into 14,063 ordinary shares, by way of cashless exercise.

      c) In 2000, the Company issued warrants to various customers to purchase 214,850 ordinary shares at exercise prices ranging from $2.57 to $11 per share with a weighted average exercise price of $8.59. These customer warrants have expiration dates ranging from two to three years from the execution date of each customer's respective software license agreement. The estimated aggregate fair value of the warrants, based on the fair value of each of the warrants on their respective grant date, is $449,190. The fair value of each of these warrants is determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor ranging from 0.5 to 0.84 dividend, yields of 0% and an expected life of two to three years.
          The Company recorded proceeds from issuance of warrants in the amount of $333,000. The Company deducted $333,000 from software revenues and amortized it over the period when such revenue was recognized.

          These transactions were accounted for according to EITF 96-18.

  4.  Warrants to Third Party:

      During 2000, the Company granted to a third party, with respect to marketing services, a warrant to purchase 47,600 ordinary shares at an exercise price ranging from $2.57 to $12. At the grant date, the fair value of the warrant was determined using the Black and Scholes pricing model assuming a risk free rate of 5.75%, a volatility factor ranging from
      0.5 to 0.84, dividend yield of 0% and an expected life of two to three years. In relation to the warrants, the Company recorded $119,000 as sales and marketing expenses. These transactions were accounted for according to EITF 96-18.

  d.  Convertible debentures:

      In February and March 2000, the Company entered into convertible loan agreements with existing shareholders in the aggregate amount of approximately $5.0 million. These convertible loans were then converted into convertible debentures upon the issuance of April 2000, as described below. In April 2000, the Company entered into a convertible debenture agreement ("agreement") with additional investors in the aggregate amount of approximately $11.0 million. The debentures were denominated in dollars and bore annual interest at the rate of LIBOR plus 2%, payable quarterly, commencing in April 2001.

      Upon the IPO, the debentures were automatically converted into 3,343,885 ordinary shares equal to $16 million principal amount and the $51,000 unpaid accrued interest, divided by the IPO price discounted by 40%.

      Upon the IPO and in relation to the conversion, the Company recorded
      $16 million of financial expenses in accordance with to EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingent Adjustable Conversion Ratios".

      In respect to warrants issued to investors in the convertible debentures (see Note 9c1d.)

  e.  Deemed dividend:

      In 1998 the Company converted 87,565 ordinary shares to preferred shares. Since the Company's preferred shares have preference rights, the Company recorded deemed dividend at the amount of $61,000, which were calculated as the difference between the fair value of the preferred shares and the fair value of the ordinary shares at the date of conversion (see also
      Note 9c1c). The deemed dividend increases the loss applicable to ordinary shares in the calculation of basic and diluted net loss per share for the year ended December 31, 1998, without any effect on total shareholders' equity (deficiency).

  f.  Dividends:

      In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10: TAXES ON INCOME

  a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

      The Company's production facilities have been granted an "Approved Enterprise" status under the law, for three separate investment programs which were approved in February 1989, March 1995 and April 1998.

      According to the provisions of the law, income derived from the February 1989 program during a period of seven years from the year in which it first earns taxable income is subject to reduced corporate tax of 10% - 25%, based on the percentage of foreign ownership.

      According to the provisions of the law, the Company has elected for its other two investment programs the "alternative system of benefits" (the waiver of grants in return for a tax exemption). Accordingly, income derived from these programs will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income.

      For the second investment program, the Company elected to enjoy a Government guaranteed long-term loan plan along with the tax exemption. These loans were repaid by the Company in January 1997.

      The period of tax benefits described above is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Accordingly, the period of the benefit relating to these investment programs will expire between 2003 to 2012.

      As the Company currently has no taxable income, the benefits have not yet utilized for all three programs.

      The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 20%). The Company's Board of Directors has determined that such tax exempted income will not be distributed as dividends.

      In the event of failure to comply with the conditions stipulated by the above law and the instruments of approval for the specific investments in "approved enterprises", maintaining the development and production nature of its facilities, and financing of at least 30% of the investment program by equity, it may be subject to corporate tax in Israel at the regular corporation tax rate of 36% and may be required to refund the amount of the benefits, in whole or in part, including interest.

      The law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

      Income from sources other than the Approved Enterprise, during the benefit period, will be subject to tax at regular rates (36%).

  b. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

      The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses in three equal annual installments. The Company has not yet utilized this tax benefit.

  c. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

      Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (CPI). As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the pre-tax income presented in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

  d.  Net operating losses carryforwards:

      The Company has accumulated losses for tax purposes as of December 31, 2000, in the amount of approximately $5,471,000 which may be carried forward and offset against taxable income in the future for an indefinite period.

      Through December 31, 2000, ViryaNet UK had accumulated losses for income tax purposes of approximately $11,416,000 and that can be carried forward and offset against taxable income in the future for an indefinite period.

      Through December 31, 2000, ViryaNet Japan had accumulated losses for income tax purposes of approximately $600,000 that can be carried forward and offset against taxable income for 10 years and expire from 2008 to 2009.

      Through December 31, 2000, ViryaNet US had U.S. federal net operating loss carryforwards for income tax purposes of approximately $28,800,000, that can be carried forward and offset against taxable income for 15 years and expire from 2009 to 2014.

      Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

  e.  Deferred income taxes:

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                      U.S. DOLLARS IN THOUSANDS
                                                      -------------------------
                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                          1999          2000
                                                        --------      --------
        US, net operating loss carryforwards            $  6,440      $ 10,010
        UK, net operating loss carryforwards               3,240         3,425
        Japan, net operating loss carryforwards              432           216
        Other reserve and allowances                         331            72
                                                        --------      --------
        Total deferred tax
        Assets before valuation allowance                 10,443        13,723
        Valuation allowance                              (10,443)      (13,723)
                                                        --------      --------

        Net deferred tax assets                         $      -      $      -
                                                        ========      ========

     ViryaNet UK, ViryaNet US and ViryaNet Japan have provided valuation allowances on deferred tax assets resulting from tax loss carryforwards and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized.

  f. Pre-tax loss:

                                        YEAR ENDED DECEMBER 31,
                                      --------------------------
                                      1998       1999       2000
                                      ----       ----       ----
                                       U.S. DOLLARS IN THOUSANDS
                                    -----------------------------
        Domestic                    $ 6,774    $ 3,165    $17,833
        Foreign                       6,358     17,246      8,955
                                    -------    -------    -------
                                    $13,132    $20,411    $26,788
                                    =======    =======    =======


NOTE 11: SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

  a.  Summary information about geographical destinations:

      The Company manages its business on a basis of one reportable segment. See
      Note 1a for a brief description of the Company's business and follows the requirements of SFAS No. 131 "Disclosures About Segments of an Enterprise and Relation Information".

      The Company attributes revenues from external customers, on the basis of the location of end customer

      The following presents total revenues and long-lived assets for the year ended December 31, 1998, 1999 and 2000:

                                  YEAR ENDED                   YEAR ENDED                 YEAR ENDED
                               DECEMBER 31, 1998            DECEMBER 31, 1999         DECEMBER 31, 2000
                            ----------------------       -----------------------    ----------------------
                             TOTAL      LONG-LIVED         TOTAL      LONG-LIVED     TOTAL      LONG-LIVED
                            REVENUES      ASSETS         REVENUES       ASSETS      REVENUES      ASSETS
                            --------    ----------       --------     ----------    --------    ----------
                                                       (U.S. DOLLARS IN THOUSANDS)
                            ------------------------------------------------------------------------------
        Israel               $     -     $  844           $     -      $  713       $     -       $  935
        United States         10,021        436            11,998         617        20,280        1,842
        United Kingdom         2,958        125             3,054         101         1,739           80
        Japan                    546         28               750          60         5,088           50
                             -------     ------           -------      ------       -------       ------
                             $13,525     $1,433           $15,802      $1,491       $27,107       $2,907
                             =======     ======           =======      ======       =======       ======

        b.  Major customers data (percentage of total revenues):

                                 YEAR ENDED DECEMBER 31,
                               --------------------------
                               1998       1999       2000
                               ----       ----       ----
                                           %
                               --------------------------
        Customer A              41         22          5
        Customer B              14         33          4
        Customer C              15          5          1
        Customer D              10         11          1
        Customer E               -          3         12
        Customer F               -          2         11


NOTE 12:   SELECTED STATEMENTS OF OPERATIONS DATA

        a.  Research and development expenses:

                                                     YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                     1998      1999      2000
                                                     ----      ----      ----
                                                    U.S. DOLLARS IN THOUSANDS
                                                   --------------------------
        Total cost                                 $5,652    $6,865    $7,224
Less - grants and participation                       330         -         -
                                                   ------    ------    ------
                                                   $5,322    $6,865    $7,224
                                                   ======    ======    ======
        b.  Financial income (expenses), net:
Financial expenses:
 Interest                                          $   76    $  340      $221
 Loss from marketable securities                      189         -         -
 Other expenses                                        72        56        66
 Foreign currency translation differences               -        47        48
 Amortization of deferred compensation of
  options to Bank Hapoalim                              -       198       254
                                                   ------    ------   -------

                                                      337       641       589
                                                   ------    ------   -------
Financial income:
 Interest                                             296        69       541
 Gain from marketable securities                        -         7         -
 Other income                                           -         -        74
 Foreign currency translation
  differences                                         275         -         -
                                                   ------    ------   -------

                                                      571        76       615
                                                   ------    ------   -------

                                                   $  234    $ (565)     $ 26
                                                   ======    ======   =======

NOTE 13: RELATED PARTY TRANSACTIONS

  a. In September 1995, the Company entered into a sales software license and development services agreement with Sun Microsystems Inc. ("SUN"). As part of the agreement, SUN was granted a warrant to purchase 300,000 of the Company's preferred shares at an exercise price of $2.00 per share. The Company accounted for these warrants in accordance with the requirements set forth in FAS-123 which amounted to an expense of $168,000, which was deducted from the revenues in 1996 and 1997. The fair value of this warrant was determined using Black-Scholes pricing model assuming a risk free rate 6.0%, a volatility factor 0.5, dividend yields of 0% and an expected life of the warrant of 5 years. Such agreement was amended in December 1998. According to this amendment, the Company provided additional software license sales and development services. In September 2000 and upon the IPO, the warrants were exercised into 225,000 preferred shares, by way of cashless exercise.

      The president of enterprise services of SUN is a member of the Company's Board of Directors.

  b. In April 1998, the Company signed a share purchase agreement with GE Capital Equity Holdings Inc. ("GE"), a subsidiary of General Electric. As of December 31, 1999, GE held 11.8% of the Company's outstanding shares. In June 1998, the Company entered into a software license and support agreement with GE Medical Systems Inc. ("GE Medical"), another subsidiary of General Electric. Under the agreement the Company granted
      GE Medical a non exclusive license to use certain of the Company's products. Pursuant to the amendment to this agreement. The Company obliged to provide GE, until December 31, 2001, with maintenance and support services including future upgrades and enhancements. The Company also granted GE 50,000 warrants at an exercise price of $5.75, exercisable until December 2002. The Company accounted for those warrants in accordance with the requirements set forth in FAS 123 which amounted to an expense of $125,000, which was deducted from the revenues in 1999.
      The fair value of this warrant was determined using Black-Scholes pricing model assuming a risk free rate 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of the warrants of 3 years.

  c. The balances with and the revenues derived from these related parties were as follows:

            1.  Balances with related parties:

                                                              DECEMBER 31,
                                                        ----------------------
                                                          1999          2000
                                                        --------      --------
                                                      U.S. DOLLARS IN THOUSANDS
                                                      -------------------------
        Trade receivables:
        Sun MicroSystems Inc.(*)                          $  546        $  74
                                                          ======        =====

        GE Medical Systems Inc. (*)                       $1,083        $  40
                                                          ======        =====

        Deferred revenues:
        Sun MicroSystems Inc. (*)                         $  289        $   -
                                                          ======        =====

        GE Medical Systems Inc. (*)                       $   31        $ 600
                                                          ======        =====

(*)    The balance is unlinked and bears no interest.


            2.  Revenues from related parties:

                                                     YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                     1998      1999      2000
                                                     ----      ----      ----
                                                    U.S. DOLLARS IN THOUSANDS
                                                   --------------------------
        Sun MicroSystems Inc.                      $5,548    $3,553    $1,257
                                                   ======    ======    ======

        GE Medical Systems Inc.                    $1,872    $5,251    $1,162
                                                   ======    ======    ======


  d. On June 30, 1999, the Company issued to its chairman of the Board of Directors 17,390 Series C-2 preferred shares in consideration of $100,000 which the Company loaned to him, repayable not later than June 30, 2002 and bear annual interest at the rate of 6.5%. The debt is secured by the shares. In December 2000, the Company decided to grant to its chairman of the Board of Directors options to purchase 75,000 ordinary shares at an exercise price of $1.00 per share. The grant is subject to shareholder approval.


BOARD OF DIRECTORS

SAMUEL I. HACOHEN
Director, Chairman of the Board of Directors

VLADIMIR MORGENSTERN
Director, Executive Vice President, Corporate Programs

AMNON SHOHAM
Director

JAY B. MORRISON
Director

STEVEN N. BALOFF
Director

LAWRENCE W. HAMBLY
Director

HILLEL MILO
Director

(Back cover features photographs of Albert Einstein, Thomas Edison and Marie Curie.)


ViryaNet's 2000 Annual Report is a tribute to revolutionary thinkers. We have selected three individuals for the cover of thie report whose talent, courage, intelligence, and perseverance have revolutionized our world. Pictured on the cover are Albert Einstein, Marie Curie, and Thomas Edison.

Albert Einstein (1879 - 1955) Famous for his theory of relativity, Einstein accrued several honors and awards, including the Nobel Prize in physics in 1922, from various world scientific societies. He also supported social causes such as pacifism and Zionism.

Marie Curie (1867 - 1934) Recognized as the most famous woman of physics, she was the recipient of Nobel Prize awards in both physics (1903) and chemsitry
(1911). Her achievements include discovering radium and polonium, and isolating pure radium metal.

Thomas Edison (1847 - 1931) Edison earned patents for more than a thousand inventions, including the inacandescent electric lamp, the phonograph, the carbon telephone transmitter, and the motion-picture projector.

Designed and produced by Clementi Associates, Hudson, MA. USA

(back cover)

ViryaNet North America
2 Willow Street
Southborough, MA 01745-1027

Toll Free:  800 661 7096
Tel:  508 490 8600
Fax:  508 490 8666

Other Offices:

Atlanta, Ga
Dallas, TX
Dublin, CA
Huntington Beach, CA
Vienna, VA

ViryaNet Europe Ltd.
Boston House
64-66 Queensway
Hemel Hempstead
Hertfordshire HP2 5HA
UK
Tel:  44 (0) 1442 258 811
Fax:  44 (0) 1442 258 058

ViryaNet Israel Ltd.
Science Based Industries Campus
Luz Building
5 Kiryat Hamada Street
Har Hotzvim, Jerusalem 91230
Isarel
Tel:  972 (0) 2 581 1462
Fax:  972(0) 2 581 5507

ViryaNet Japan Ltd.
Kyouei Building, 3F
4-12-2 Shiba Minato-ku
Tokyo 108-0014
Japan
Tel:  81 3 5439 6380
Fax:  81 3 5439 6381

www.viryanet.com

ViryaNet is a trademark of ViryaNet. All other marks are the property of their respective owners. ViryaNet reserves the right to make changes without notice.
(c) 2001 ViryaNet Inc.  All rights reserved.